FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                        REPORT OF FOREIGN PRIVATE ISSUER



                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of March, 2003

Commission File Number 0-29986


                            TRIBAND ENTERPRISE CORP.
                 (Translation of registrant's name into English)

                #903 - 1485 W. 6TH AVE., VANCOUVER, B.C. V6H 4G1
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F X Form 40-F
                                      ---           ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes X No
                                      ---    ---
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             TRIBAND ENTERPRISE CORP.
                                                  (Registrant)


                                             By:/s/ Gary Freeman, President
                                                --------------------------------
                                                        (Signature)*


Date March 21, 2003

* Print the name and title of the signing officer under his signature.

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

      REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULES 13a-16 AND 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            TRIBAND ENTERPRISE CORP.
                                 (the "Company")



Vancouver, BC March 21st, 2003.                         TSX Venture Symbol "TRD"
FOR IMMEDIATE RELEASE                                       OTCBB Symbol "TRDBF"

TRIBAND FILES AMENDED AND RESTATED ANNUAL AND QUARTERLY FINANCIAL STATEMENTS

The Company has undergone a continuous disclosure review by the British Columbia Securities Commission and accordingly has filed amended annual financials dated November 30, 2001 and quarterly statements for the periods ended February 28, 2002, May 30, 2002 and August 30, 2002. A summary of changes that have been made to the audited statements is as follows.

AUDITED YEAR END REPORT OF NOVEMBER 30, 2001:
---------------------------------------------

The Auditors Report dated March 22, 2002 has been withdrawn and the financial statements have been revised to reflect the Company's retroactive application of expensing development and exploration costs as incurred, as explained in Note 2 of the Audited Financial Statements.

As a result of the change in accounting policy to expense development and exploration costs as incurred; deferred exploration costs of $783,717 have been removed from the November 30, 2000 balance sheet. The total assets as of that date have been changed to reflect $613,144. They were formerly stated as $1,396,861.

The November 30, 2000 balance of deficit accumulated during the exploration stage is now stated as $2,877,570 as opposed to $3,661,287, as originally filed. The balance of shareholders' equity at November 30, 2000 has been changed to $568,772 from $1,352,489 as previously stated.

Exploration costs are now included under operating expenses on the Consolidated Statement of Operations and Deficit. Cumulative amortization expenses have changed to $18,477 from $16,280. Cumulative office expenses have changed from $189,717 to $191,914. Total operating expenses on a cumulative basis have changed for each of the years ended November 30, 2001, 2000 and 1999.

Write off of acquisition costs and write off of mineral properties are now grouped together and called "Impairment of mineral properties". For the year ended November 30, 2001, the impairment of mineral properties is $435,496. Previous write off of mineral properties and of acquisition costs totaled $21,958.

Net losses for the years ended 2001, 2000 and 1999 are now recorded as $679,437, $1,114,168 and $970,345 respectively. Net losses for those years were previously reported as $265,899, $1,459,273 and $899,836, respectively.

Loss per share is now disclosed as "Basic and diluted loss per share" on the amended statements. Net losses per share for the years ended November 30, 2001, 2000 and 1999 are now reported as $0.24, $0.42 and $0.39 respectively. Net losses for those years were previously reported at $0.10, $0.53 and $0.35 respectively.

"Deficit accumulated during the exploration stage" balances as at 1998, 1999, and 2000 have been changed from $518,461, $1,418,297 and $2,877,570 respectively to $1,576,774, $2,547,119 and $3,661,287, respectively.

Notes to the financial statements have been changed and revised to indicate the overall effects of the change in accounting policy on the statements from 1997 to 2001. Schedules reflect the details of the change on deficit position and the effects of the change on annual exploration expenses and the balances of opening and closing deferred exploration costs.

Certain notes to the audited financial statements have been removed, or replaced and retitled. The notes also disclose under "Impairment of mineral properties" that the Company's investment in 2001 has been written off.

The note referring to income taxes has changed as a result of the change in the net loss for the year, as described herein. The calculated income tax recoveries for 2001 and 2000 based on federal and provincial tax rates, have changed as have the tax benefit of losses not recognized in the current year. Losses available for future periods have changed.

Details in the reconciliations between Canadian and US GAAP have changed as a result of the restated net losses for the years ended November 30, 2001, 2000 and 1999. The tables contained in the notes to the financial statements highlight the losses that have been restated.

INTERIM FINANCIAL STATEMENTS:
-----------------------------

Changes made to the Interim Financial Statements reflect he retroactive application of expensing development and exploration costs.

The Notes attached to the Interim Financial Statements described in the Schedules B reflect changes made to the "Results of Operations", "Financing", and "Consolidated Interim Statements of Operations and Cumulative Loss". The notes and schedules to the interim statements outline changes to the number of shares outstanding and the number of warrants issued for a private placement.

Please refer to the revised and restated Interim Financial Statements for the Quarters ended February 28, May 30 and August 30, 2002 for details of the changes.

CHANGES TO SCHEDULE C FOR THE QUARTERS ENDED FEBRUARY 28, MAY 31 AND AUGUST 31,
-------------------------------------------------------------------------------
2002:
-----

Previously, a separate Schedule C was prepared for each quarter. The revised Schedule C is the same for all quarters, and provides a summary of the Company's activities, as well as financial information, for each quarter. Essentially, the substance of Schedule C has remained unchanged. However, the format of this
Schedule is quite different than before. The section entitled "Share Capital and Name Change" which previously appeared in Schedule C for the quarter ended February 28, 2002 has been omitted.

The note references have changed or have been eliminated from these statements.


ON BEHALF OF THE BOARD

"Gary Freeman"
President

THE TSX Venture Exchange HAS NEITHER APPROVED NOR DISAPPROVED THE CONTENT OF THIS NEWS RELEASE

For further information, please contact Gary Freeman, President, (604) 331-0096.

                                                     Amended and Restated


[BCSC LOGO] BRITISH COLUMBIA                QUARTERLY AND YEAR END REPORT
            SECURITIES COMMISSION           BC FORM 51-901F (PREVIOUSLY FORM 61)
--------------------------------------------------------------------------------

----------------------------------------
FREEDOM OF INFORMATION AND PROTECTION OF
PRIVACY ACT. THE PERSONAL INFORMATION       INCORPORATED AS PART OF
REQUESTED ON THIS FORM IS COLLECTED
UNDER THE AUTHORITY OF AND USED FOR THE      X  Schedule A
PURPOSE OF ADMINISTERING THE SECURITIES
ACT. QUESTIONS ABOUT THE COLLECTION OR          Schedules B and C
USE OF THIS INFORMATION CAN BE DIRECTED        (Place X in appropriate category)
TO THE SUPERVISOR, FINANCIAL REPORTING
(604-899-6731). P.O. BOX 10142, PACIFIC
CENTRE, 701 WEST GEORGIA STREET,
VANCOUVER, BC V7Y 1L2. TOLL FREE IN
BRITISH COLUMBIA 1-800-373-6393.
----------------------------------------

--------------------------------------------------------------------------------

ISSUER DETAILS

NAME OF ISSUER                    FOR QUARTER ENDED             DATE OF REPORT
                                                                   YY/MM/DD
Triband Enterprise Corp.          February 28, 2002                03/02/06
--------------------------------------------------------------------------------

ISSUER'S ADDRESS

  Suite 903 - 1485 West 6th Avenue
--------------------------------------------------------------------------------
CITY         PROVINCE      POSTAL CODE    ISSUER FAX NO.    ISSUER TELEPHONE NO.

Vancouver     BC           V6H 4G1        604-714-0879      604-331-0096
--------------------------------------------------------------------------------
CONTACT PERSON                 CONTACT'S POSITION          CONTACT TELEPHONE NO.

 Albert Wu                        Accountant                  604-331-0096
--------------------------------------------------------------------------------
CONTACT EMAIL ADDRESS                  WEB SITE ADDRESS

--------------------------------------------------------------------------------

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

                                                             DATE SIGNED
DIRECTOR'S SIGNATURE            PRINT FULL NAME                YY/MM/DD

  "Gray Freeman"                      Gary Freeman             03/02/06


                                                             DATE SIGNED
DIRECTOR'S SIGNATURE            PRINT FULL NAME                YY/MM/DD

  "William Green"                     William Green            03/02/06

                                                            Amended and Restated













                            TRIBAND ENTERPRISE CORP.
                    (FORMERLY TRIBAND RESOURCE CORPORATION)
                         (AN EXPLORATION STAGE COMPANY)

                   CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                        (EXPRESSED IN CANADIAN DOLLARS)
                                  (UNAUDITED)

                               FEBRUARY 28, 2002

TRIBAND ENTERPRISE CORP.                                  Amended and Restated
(FORMERLY TRIBAND RESOURCE CORPORATION)
(AN EXPLORATION STAGE COMPANY)
CONSOLIDATED INTERIM BALANCE SHEETS
(EXPRESSED IN CANADIAN DOLLARS)
(UNAUDITED - PREPARED BY MANAGEMENT)

===========================================================================================================

                                                                February 28    February 28     November 30
                                                     Notes         2002           2001             2001
-----------------------------------------------------------------------------------------------------------
ASSETS

Current
  Cash and cash equivalents                                    $    38,628     $    83,580     $   59,833
  Receivables                                                       36,342          11,226         15,986
  Prepaid expenses                                                   8,424          20,109          6,230
                                                               -----------     -----------     ----------
                                                                    83,394         114,915         82,049
Property, plant and equipment                            4           8,675          10,854          9,350
Mineral properties                                    2, 5              --               1             --
Investments                                              6          27,565          27,565         27,565
                                                               -----------     -----------     ----------
                                                               $   119,634     $   153,335     $  118,964
===========================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
  Accounts payable and accrued liabilities               8     $    41,560     $    28,133     $  102,035
  Due to affiliated company                              8           2,594           4,800          2,594
                                                               -----------     -----------     ----------
                                                                    44,154          32,933        104,629
                                                               -----------     -----------     ----------
NATURE AND CONTINUANCE OF OPERATIONS
                                                         1
CONTINGENCY                                             12

Shareholders' equity
  Capital stock                                       7, 13      4,460,593       4,230,059      4,230,059
  Common shares committed to be issued                    7             --              --        125,000
  Deficit accumulated during the exploration stage              (4,385,113)     (4,109,657)    (4,340,724)
                                                               -----------     -----------     ----------
                                                                    75,480         120,402         14,335
                                                               -----------     -----------     ----------
                                                               $   119,634     $   153,335     $  118,964
===========================================================================================================


   "Gary Freeman"                 "William Green"
_______________________Director_______________________Director


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                                            Amended and Restated


TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(AN EXPLORATION STAGE COMPANY)
CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND CUMULATIVE LOSS
(EXPRESSED IN CANADIAN DOLLARS)
(UNAUDITED - PREPARED BY MANAGEMENT)

========================================================================================================
                                                       Cumulative
                                                          Amounts
                                                             From            Three Months Ended
                                                       October 7,      -------------------------------
                                                          1994 to
                                                      February 28      February 28         February 28
                                                             2002             2002                2001
                                                      -----------      -----------         -----------
GENERAL AND ADMINISTRATIVE EXPENSES
  Amortization                                        $    19,151      $       674         $       843
  Consulting fees                                         311,039            6,865              19,630
  Exploration costs                                     1,574,869            6,173                  --
  Listing and transfer agent fees                         123,523            8,372               2,790
  Management fees                                          15,000           15,000                  --
  Office                                                  272,331            3,740               7,934
  Professional fees                                       118,147            2,253               1,626
  Property Investigation                                  186,563               --                  --
  Salaries and benefits                                    80,308               --                  --
  Shareholder communication                               373,772              326                  --
  Travel                                                   70,543              447               2,437
                                                      -----------      -----------         -----------

Loss before the under-noted                            (3,145,246)         (43,850)            (35,260)
Interest income                                           196,139               38               1,058
Investment income                                          27,564               --                  --
Gain on foreign exchange                                  160,560             (577)               (631)
Loss on disposal of capital assets                         (4,186)              --                  --
Impairment of mineral properties                       (1,098,950)              --            (413,537)
Write off of acquisition costs (Note 6)                  (100,722)              --                  --
Gain from sale of marketable securities (Note 6)          100,703               --                  --
Write down of marketable securities (Note 6)             (374,526)              --                  --
Write down of investment                                 (146,449)              --                  --
                                                      -----------      -----------         -----------

Net loss for the period                                (4,385,113)         (44,389)           (448,370)
Deficit, beginning of period                                   --       (4,340,724)         (3,661,287)
                                                      -----------      -----------         -----------

Deficit, end of period                                $(4,385,113)     $(4,385,113)        $(4,109,657)
========================================================================================================
Loss per share (Note 9)                                                $     (0.01)        $     (0.16)
========================================================================================================


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                                            Amended and Restated

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(AN EXPLORATION STAGE COMPANY)
CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(EXPRESSED IN CANADIAN DOLLARS)
(UNAUDITED - PREPARED BY MANAGEMENT)

=======================================================================================================================
                                                                      Cumulative
                                                                         Amounts
                                                                            From            Three Months Ended
                                                                      October 7,      ----------------------------
                                                                         1994 to
                                                                     February 28      February 28      February 28
                                                                            2002             2002             2001
                                                                     -----------      -----------      -----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss for the period                                            $(4,385,113)     $   (44,389)     $  (448,370)
  Items net affecting cash
     Amortization                                                         19,151              674              843
     Investment income                                                   (27,564)              --               --
     Gain on sale of marketable securities                              (100,703)              --               --
     Loss on disposal of property, plant and equipment                     4,186               --               --
     Impairment of mineral properties                                  1,098,950               --          413,537
     Write-off of mineral properties                                          --               --               --
     Write-off of deferred exploration costs                                  --               --               --
     Write-down of marketable securities                                 374,526               --               --
     Write down of investments                                           146,449               --               --
     Write down of acquisition costs                                     100,722               --               --
  Net change in non-cash working capital items
     (Increase) decrease in receivables                                  (36,342)         (20,356)          (1,240)
     (Increase) decrease in prepaid expenses                              (8,424)          (2,194)           1,841
     Increase (decrease) in accounts payable                              41,561          (60,474)         (10,677)
     Increase (decrease) in due to affiliated company                      2,594               --             (762)
                                                                     -----------      -----------      -----------
  Net cash provided by (used in) operating activities                 (2,770,007)        (126,739)         (44,828)
                                                                     -----------      -----------      -----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds on sale of marketable securities                              488,027               --               --
  Property, plant and equipment acquired                                 (38,196)              --             (214)
  Proceeds on disposal of property, plant and equipment                    6,183               --               --
  Acquisition of mineral properties                                     (498,950)              --               --
  Increase in deferred exploration costs                                      --               --               --
  Increase in Investments                                             (1,009,022)              --               --
                                                                     -----------      -----------      -----------
  Net cash (used to) provided by investing activities                 (1,051,958)              --             (214)
                                                                     -----------      -----------      -----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance of capital stock, net of issuance costs                     3,860,593          230,534               --
  Common shares committed to be issued                                        --         (125,000)              --
                                                                     -----------      -----------      -----------
  Net cash provided by financing activities                            3,860,593          105,534               --
                                                                     -----------      -----------      -----------
Increase (decrease) in cash and equivalents during the period             38,628          (21,205)         (45,042)
Cash and cash equivalents, beginning of period                                --           59,833          128,622
                                                                     -----------      -----------      -----------
Cash and cash equivalents, end of period                             $    38,628      $    38,628      $    83,580
=======================================================================================================================
Cash paid during the period for:
  Interest                                                           $        --      $        --      $        --
  Income taxes                                                       $        --      $        --      $        --
=======================================================================================================================

Since inception, the Company has issued a total of 660,700 common shares (adjusted for roll-back) for non-cash consideration as follows:

================================================================================================================================

                                                           Number of
Year                                                          Shares                Amount               Consideration
--------------------------------------------------------------------------------------------------------------------------------
1996                                                         600,000               600,000        Acquisition of mineral property
1999                                                          10,700             $   8,025        Finder's fee
2002                                                          50,000                 5,000        Finder's fee
================================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                                                           Amended and Restated
TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)
(Expressed in Canadian Dollars)
FEBRUARY 28, 2002
===============================================================================

1.   NATURE AND CONTINUANCE OF OPERATIONS

     The Company's principal business activity is the exploration and development of mineral properties.

     Effective July 9, 2001, the Company changed its name from Triband Resource Corporation to Triband Enterprise Corp.

     The Company is in the process of exploring and developing its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

     During the year ended November 30, 2000, the Company decided to change its business focus to internet or high tech ventures and completed a filing with the Canadian Venture Exchange regarding the Company's intention to change its business (Note 7). The Company was unable to complete its change of business and decided to maintain its principal activity in the exploration and development of mineral properties.

     The Company's consolidated financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations. However, the Company does not generate sufficient cash flow from operations to adequately fund its activities and has therefore relied principally upon the issuance of securities for financing. Future capital requirements will depend on many factors including the Company's ability to execute its business plan. The Company intends to continue relying upon the issuance of securities to finance its future activities but there can be no assurance that such financing will be available on a timely basis under terms acceptable to the Company. Although these consolidated financial statements do not include any adjustments that may result from the inability to secure future financing, such condition would have a material adverse effect on the Company's business, results of operations and financial condition.

2.   CHANGE IN ACCOUNTING POLICY

     On December 1, 2000, the Company changed its accounting policy to expensing development and exploration costs as incurred. This change in policy has been retroactively applied. The effect of the change in accounting policy on the financial statements for the year ended November 30, 2001 was that $19,293 of exploration costs were expensed that would otherwise have been capitalized. The overall effect of the change in accounting policy is as follows:

     =====================================================================================================================
     Prior to change in policy              2001             2000               1999              1998            1997
     ---------------------------------------------------------------------------------------------------------------------
     Opening deficit                 $ 2,877,570      $ 1,418,297        $   518,461       $   289,659     $    88,554
     Net loss for the year               679,437        1,459,273            899,836           228,802         201,105
     ---------------------------------------------------------------------------------------------------------------------
     Closing deficit                   3,557,007        2,877,570          1,418,297           518,461         289,659
     ---------------------------------------------------------------------------------------------------------------------
     Restated, due to change in
     accounting policy:
     ---------------------------------------------------------------------------------------------------------------------
     Opening deficit                   3,661,287        2,547,119          1,576,774           289,659          88,554
     Net loss for the year               679,437        1,459,273            899,836           228,802         201,105
     Net change due to change in
     accounting policy                        --         (345,105)            70,509         1,058,313         601,569
     ---------------------------------------------------------------------------------------------------------------------
     Closing deficit                   4,340,724        3,661,287          2,547,119         1,576,774         891,228
     ---------------------------------------------------------------------------------------------------------------------
     Net change in closing deficit   $   783,717      $   783,717        $ 1,128,822       $ 1,058,313     $   601,569
     =====================================================================================================================

TRIBAND ENTERPRISE CORP.                                   Amended and Restated
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)
(Expressed in Canadian Dollars)
FEBRUARY 28, 2002
===============================================================================

2.   CHANGE IN ACCOUNTING POLICY (cont'd...)

     The overall effects of the change in accounting policy relating to the balances of deferred exploration expenditures as at November 30, 1997, 1998, 1999 and 2000 are as follows:

     ======================================================================================================================
     Prior to change in policy                               2000               1999              1998            1997
     ----------------------------------------------------------------------------------------------------------------------
     Opening deferred exploration costs               $ 1,128,822        $ 1,058,313       $   601,569     $        --
     Exploration expenditures capitalized
       during the year                                     88,823            224,791           456,744         601,569
     Deferred exploration costs written off
       during the year                                   (433,928)          (154,282)               --              --
     ----------------------------------------------------------------------------------------------------------------------
     Closing deferred exploration costs               $   783,717        $ 1,128,822       $ 1,058,313     $   601,569
     ======================================================================================================================

     ======================================================================================================================
     Restated, due to change in
       accounting policy:                    2001             2000              1999              1998            1997
     ----------------------------------------------------------------------------------------------------------------------
     Opening and closing deferred
       exploration costs             $         --     $         --       $        --       $        --     $        --
     ----------------------------------------------------------------------------------------------------------------------
     Exploration expenditures
       incurred and expensed         $     19,293     $     88,823       $   224,791       $   456,744     $   601,569
     ======================================================================================================================



3.   SIGNIFICANT ACCOUNTING POLICIES

     USE OF ESTIMATES

     The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from those estimates. The assets and liabilities which require management to make significant estimates and assumptions in determining carrying values include investments.

     PRINCIPLES OF CONSOLIDATION

     These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Triband Resource US Inc. (incorporated in Nevada, U.S.A.). All significant intercompany balances and transactions have been eliminated.

     CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

     FINANCIAL INSTRUMENTS

     The Company's financial instruments consist of cash and equivalents, receivables, accounts payable and accrued liabilities and due to affiliated company. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

TRIBAND ENTERPRISE CORP.                                   Amended and Restated
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)
(Expressed in Canadian Dollars)
FEBRUARY 28, 2002

===============================================================================

3.   SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

     EXPLORATION AND DEVELOPMENT COSTS

     The Company has adopted the policy to expensing development and exploration costs as incurred. The Company will expense future exploration and development costs until such time as the existence of proven and probable reserves is determined, or sufficient objective evidence in the opinion of Management to support the recognition of an asset.

     PROPERTY EVALUATIONS

     The Company reviews and evaluates the carrying amounts of its mineral properties when events or changes in circumstances indicate that the carrying amount may not be recoverable. If it is determined that the net recoverable amount is significantly less than the carrying value and the impairment in value is likely to be permanent, a reduction in the carrying amount of mineral properties with a corresponding charge to operation are recorded.

     COST OF MAINTAINING MINERAL PROPERTIES

     The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

     ACQUISITION COSTS

     Acquisition costs are capitalized on properties where proven and provable reserves exist.


     ENVIRONMENTAL PROTECTION AND RECLAMATION COSTS

     The operations of the Company have been, and may be in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restorations costs. Both the likelihood of new regulations and their overall effect upon the Company may vary from region to region and are not predictable.

     The Company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures. Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against statements of operations as incurred or capitalized and amortized depending upon their future economic benefits. The Company does not anticipate any material capital expenditures for environmental control facilities because it is at an early stage of exploration. Estimated future removal and site restoration costs are considered minimal.

     PROPERTY, PLANT AND EQUIPMENT AND AMORTIZATION

     Property, plant and equipment are recorded at cost and are being amortized over their estimated useful lives using the declining balance method at rates of 20% and 30% per annum.

     INVESTMENTS

     The Company's long-term investments are accounted for on the cost basis. The investments will be written-down to their estimated net realizable value when there is evidence of a decline in value below carried cost that is other than temporary.

TRIBAND ENTERPRISE CORP.                                   Amended and Restated
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)
(Expressed in Canadian Dollars)
FEBRUARY 28, 2002

================================================================================

3.   SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

     CAPITAL STOCK

     The proceeds from the exercise of stock options, warrants and escrow shares are credited to capital stock in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

     FOREIGN EXCHANGE

     Transaction amounts denominated in foreign currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction date. Monetary assets and liabilities are adjusted at each balance sheet date to reflect exchange rates prevailing at that date, and non- monetary assets and liabilities are translated at the historical rate of exchange. Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each year end are included in statements of operations.

     BASIC AND DILUTED LOSS PER SHARE

     Basic loss per share is calculated by dividing the net loss by the weighted average number of common shares outstanding during the year. Diluted net loss per share is calculated by dividing the net loss by the sum of the weighted average number of common shares outstanding and the dilutive common equivalent shares outstanding during the year. Common equivalent shares consist of the shares issuable upon exercise of stock options and warrants calculated using the treasury stock method. Common equivalent shares are not included in the calculation of the weighted average number of shares outstanding for diluted net loss per common share when the effect would be anti- dilutive.

     STOCK-BASED COMPENSATION

     The Company grants stock options as described in Note 8. No compensation expense is recognized when stock options are granted.

     INCOME TAXES

     Future income taxes are recorded for using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

TRIBAND ENTERPRISE CORP.                                   Amended and Restated
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)
(Expressed in Canadian Dollars)
FEBRUARY 28, 2002

===============================================================================

4.   PROPERTY, PLANT AND EQUIPMENT

     ====================================================================================================
                                                                              Net Book Value
                                                                -----------------------------------------
                                                 Accumulated    February 28    February 28    November 30
                                         Cost   Depreciation           2002           2001           2001
     ----------------------------------------------------------------------------------------------------
     Office furniture and equipment  $  6,984    $     2,863       $  4,121       $  3,156       $  4,425
     Computer equipment                10,050          5,495          4,555          9,789          4,925
                                     --------    -----------       --------       --------       --------
                                     $ 17,034    $     8,358       $  8,676       $ 12,945       $  9,350
     ====================================================================================================

5.   MINERAL PROPERTIES

     The Company has entered into the following agreements to acquire interests in various mineral claims:

     =============================================================================================================
                                                                         February 28    February 28    November 30
                                                                                2002           2001           2001
     -------------------------------------------------------------------------------------------------------------
     Staked Claims, Nevada, U.S.A.
       A 100% interest in certain claims by staking and by entering into an option agreement. During 2001, the Company
       wrote-off previously capitalized costs to statement of
       Operations and adjusted opening deficit                              $ --           $ 1              $ --
     =============================================================================================================

     FUTURE MINERAL PROPERTY PAYMENTS

     On certain of its Nevada claims, the Company is required to pay or incur the following to earn its 100% interest:

     a) Minimum advance royalty payments according to the following schedule:
        - US$15,000 by July 9, 2002 (US$7,500 paid and US$7,500 deferred to January 1, 2003)
        - US$20,000 by July 9, 2003
        - US$25,000 by July 9, 2004
        - US$50,000 by July 9, 2005 and each subsequent year
        - Total purchase price for the property is US$2,000,000 due on July 9, 2015. The Company's advance royalty payment beginning on July 9, 2005 will be credited against the purchase price of the property. The purchase price is also subject to adjustment for one-half of the rate of inflation according to the United States Department of Commerce Producers' Price Index.

     b) Production royalty
          If the Company places the property in production before the fifteenth year, the Company is required to pay 2.5% NSR production royalty. The production royalty payment can also be applied to the purchase price;

     c) Exploration and development work according to the following schedule:
        - Incur expenditures totaling US$20,000 by July 9, 2003
        - Incur expenditures totaling US$25,000 each by July 9, 2004

TRIBAND ENTERPRISE CORP.                                    Amended and Restated
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)
(Expressed in Canadian Dollars)
FEBRUARY 28, 2002

================================================================================

5.   MINERAL PROPERTIES

     - Incur expenditures totaling US$50,000 by July 9, 2005 and during each of the following year during the lease term.
     - The maximum required total work commitment from the date of this lease shall be $250,000.

     TITLE TO MINERAL PROPERTIES

     Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

     EXPLORATION COSTS

     The following is a summary of the exploration costs incurred during 2002 and 2001:

     ================================================================================================
                                                           February 28    February 28     November 30
                                                 Nevada           2002           2001            2001
     ------------------------------------------------------------------------------------------------
     Expenditures incurred during the period
       Field expenditures and others            $    --      $     --       $     --       $  2,355
     Geological consultants                       5,712         5,712             --         16,312
     Report preparation and mapping                 461           461             --             --
     Travel                                          --            --             --            626
                                                -----        ------         ------         --------
                                                  6,173         6,173             --         19,293
     ================================================================================================


6.   INVESTMENTS

     ================================================================================
                                     February 28    February 28    November 30
                                            2002           2001           2001
     --------------------------------------------------------------------------------
     Investments is comprised of:
       Pursesource, Inc.              $      1       $      1        $      1
       Clearant, Inc.                   27,564         27,564          27,564
                                      --------       --------        --------
                                      $ 27,565       $ 27,565        $ 27,565
     ================================================================================

TRIBAND ENTERPRISE CORP.                                    Amended and Restated
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)
(Expressed in Canadian Dollars)
FEBRUARY 28, 2002

================================================================================

6.   INVESTMENTS (cont'd...)

     PURESOURSE, INC.

     During the year ended November 30, 1999, the Company acquire 240,000 common shares of Puresource, Inc. ("Puresource"), a private company incorporated in the State of Washington, United States for $146,450. The investment is accounted for using the cost basis.

     Effective August 19, 1999, Puresource sold all of its assets to Clearant, Inc. ("Clearant"), a private company incorporated in the State of California, United States. As consideration, Puresource was issued 3,000,000 shares of Clearant with a fair value of $2,837,650 (US$1,900,000) or $0.95 (US$0.63) per share determined by an independent valuation at date of closing and promissory notes convertible into common shares at the discretion of Clearant totaling $1,642,850 (US$1,100,000).

     Upon completion of the sale, the shareholders of Puresource resolved to wind up the corporation. In October 2000, the Company received a distribution of assets from Puresource consisting of 29,015 Clearant shares. The distribution of assets by Puresource to its shareholders is considered a non- monetary non-reciprocal transfer and is accounted for on the basis of the recorded value of the resources transferred. As such, the 29,015 Clearant shares are recorded by the Company at $0.95 per share for a total value of $27,564. If, as and when Puresource distributes further assets to its owners prior to dissolution, the transfer will be accounted for on the same basis.

     Concurrently, the investment in shares of Puresource has been written down by $146,449 to a nominal value of $1. The balance of the investment will be written-off in the financial statements at the date of formal wind up and dissolution of the corporation.

     eFINANCIAL TRAINING.COM INC.

     On May 2, 2000, the Company entered into a letter of intent with eFinancial Training.com Inc. ("eFinancial") and the sole shareholder of eFinancial, pursuant to which the Company agreed to acquire all of the issued and outstanding shares of eFinancial for a purchase price of $1,575,000 to be payable by 3,500,000 performance escrow common shares of the Company. Concurrent with the acquisition, the Company announced its intention to proceed with a private placement of 1,800,000 units at the price of $0.45 per unit.

     The Company subsequently determined not to proceed with the acquisition of eFinancial and the private placement due to certain difficulties. Consequently, all costs (recoveries) relating to this acquisition, totaling $(1,650) (2000 - $98,950), were written-off to operations.

     VIA VIS TECHNOLOGIES INC.

     On January 27, 2001, the Company entered into an agreement with Via Vis Technologies Inc. ("Via Vis") and its principal shareholders whereby the Company has agreed, among other things, to acquire all of the issued and outstanding shares of Via Vis in exchange of 41,500,000 common shares of the Company.

     The Company subsequently determined not to proceed with the acquisition of Via Vis due to certain difficulties. Consequently, all costs relating to this acquisition totaling $3,422 (2000 - $Nil), were written-off to operations.

TRIBAND ENTERPRISE CORP.                                    Amended and Restated
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)
(Expressed in Canadian Dollars)
FEBRUARY 28, 2002

================================================================================

6.   INVESTMENTS (cont'd...)

     INDICO TECHNOLOGIES CORPORATION

     In September 1998, the Company acquired 704,225 units in Indico Technologies Corporation ("Indico"), a publicly listed company, for $761,850. Each unit consisted of one common share and one share purchase warrant to acquire an additional share for US$1.42 expiring on September 11, 2000. During the year ended November 30, 1999, the Company reclassified this investment to marketable securities in current assets, and wrote down the shares by $374,526 to their market value of $387,324. During the year ended November 30, 2000, the shares were sold for proceeds of $488,027, resulting in a net gain on sale of $100,703.

7.   CAPITAL STOCK

     ===========================================================================================
                                                                          Number
                                                                       of Shares        Amount
     -------------------------------------------------------------------------------------------
     Authorized
       Unlimited number of common shares without par value
       Unlimited number of preferred shares, issuable in series

     Common shares issued
       As at November 30, 1999                                         2,578,603     $ 4,053,698
        For cash - exercise of options                                   179,690         160,211
        For cash - exercise of warrants                                   19,000          16,150
                                                                       ---------     -----------
     As at November 30, 2000 and 2001                                  2,777,293       4,230,059
        For debt settlement                                              475,337          47,534
        For cash - private placement                                   1,350,000         135,000
        For cash - exercise of warrants                                  400,000          48,000
        For services - finder's fees                                      50,000           5,000
        Share issuance costs                                                  --          (5,000)
                                                                       ---------     -----------
     As at February 28, 2002                                           5,052,630     $ 4,460,593
     ===========================================================================================

     Effective August 22, 2001, the Company decided to consolidate its shares on a one new share for every five old shares basis. The effects of the consolidation have been applied on a retroactive basis.

     COMMON SHARES COMMITTED TO BE ISSUED

     Pursuant to a private placement, the Company received $135,000 and committed to issue 1,350,000 common shares at $0.10 per share and 1,350,000 share purchase warrants entitling the holders to purchase an additional 1,350,000 common shares at a price of $0.12 per share until October 10, 2002 and at a price of $0.15 per share until October 10, 2003.

TRIBAND ENTERPRISE CORP.                                    Amended and Restated
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)
(Expressed in Canadian Dollars)
FEBRUARY 28, 2002

================================================================================

7.   CAPITAL STOCK (cont'd...)

     STOCK OPTIONS

     The Company, in accordance with the policies of the Canadian Venture Exchange, is authorized to grant options to directors, employees and consultants, to acquire up to 10% of issued and outstanding common stock. The exercise price of each option equals the average market price of the Company's stock as calculated over the ten trading days preceding the date of grant. The options can be granted for a maximum term of 5 years. The consolidation of the Company's outstanding options on a one new for every five old basis as a result of the consolidation of the Company's common stock. The effects of the consolidations have been applied on a retroactive basis.

     The following incentive stock options and share purchase warrants were outstanding at February 28, 2002:

     ===========================================================================
                       Number          Exercise
                    of Shares             Price          Expiry Date
     ---------------------------------------------------------------------------
     OPTIONS         505,000              0.17        February 27, 2007
     WARRANTS        950,000              0.12        October 10, 2002
                                          0.15        October 10, 2003
     ===========================================================================


8.   RELATED PARTY TRANSACTIONS

     These consolidated financial statements include transactions with related parties as follows:

     a) The Company paid $5,712 (2001 - $Nil) to directors or companies controlled by directors for geological services which have been expensed as property investigation costs.

     b) The Company paid $15,000 (2001 - $15,000) in management, consulting fees and shareholders' communications to a director of the Company.

     c) $4,825 (2001 - $Nil) included in accounts payable and accrued liabilities to directors or to a company controlled by a director for geological services.

     d) In December 2001, the Company issued a total of 475,337 shares, in settlement of a total debt of $47,534 due to officers, directors and consultants, at a price of $0.10 per share. The stock price was determined under the TSX Venture Exchange policies whereby the Company is allowed to issue shares for debt at market less 25% when the market price is below $0.50 per share but limited to minimum of $0.10 per share.

     Amounts due to or from affiliated companies are unsecured, non-interest bearing, with no fixed terms of repayment.


9.   BASIC AND DILUTED LOSS PER SHARE

     Loss per share is calculated using the weighted-average number of common shares outstanding during the fiscal year. For this purpose, share consolidations are reflected on a retroactive basis to the preceding years. The weighted-average number of common shares outstanding used to calculate loss per share are as follows:

         Three months ended February 28, 2002           3,639,815
         Three months ended February 28, 2001           2,777,293
         Year Ended November 30, 2001                   2,777,293

TRIBAND ENTERPRISE CORP.                                    Amended and Restated
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)
(Expressed in Canadian Dollars)
FEBRUARY 28, 2002

================================================================================
9.   BASIC AND DILUTED LOSS PER SHARE (cont'd)

     Options and warrants to purchase shares of common stock were outstanding during fiscal 2001, 2000, and 1999, but were not included in the computation of diluted loss per share. The effect of the options and warrants would be anti-dilutive, either because of the net loss in those years, or because the options exercise prices were greater than the average market prices of the common stock.

10.  INCOME TAXES

     The tax effects of temporary differences that give rise to significant components of future income tax assets and liabilities by applying the combined Canadian federal and provincial income tax rate of 44.71% (2000 - 45.62%) are as follows:

     ========================================================================================
                                                                November 30      November 30
                                                                       2001             2000
     ----------------------------------------------------------------------------------------
     Net loss for the year                                     $   (679,437)    $ (1,114,168)

     Income tax recovery at combined basic
     Canadian Federal and Provincial tax rate:
         44.71% (2000 - 45.62%)                                     303,776          508,283
     Foreign tax rates differentials                                (13,707)         (30,712)
     Permanent differences                                               --              577
     Tax benefit of losses not recognized in current year          (290,069)        (478,148)
                                                               ------------     ------------
     Income tax recovery                                       $         --     $         --
     ========================================================================================

     A reconciliation of the income tax benefit (provisions) with amounts determined by applying the Canadian income tax rates to the consolidated loss for completed financial periods is as follows:

     ===========================================================================
                                                November 30         November 30
                                                       2001                2000
     ---------------------------------------------------------------------------
     Future income tax:
        Property, plant and equipment          $     12,200        $      9,100
        Issuance costs                              110,600             112,800
        Losses available for future periods       1,588,100           1,480,600
                                               ------------        ------------
                                                  1,710,900           1,602,500
        Valuation allowance                      (1,710,900)         (1,602,500)
                                               ------------        ------------
                                               $         --        $         --
     ===========================================================================
     The above losses available for future periods include US operating losses by applying the income tax rates of 34% (2000 - 34%). These tax benefits have not been recognized in the consolidated financial statements, as there is no certainty that they will be utilized.

TRIBAND ENTERPRISE CORP.                                    Amended and Restated
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)
(Expressed in Canadian Dollars)
FEBRUARY 28, 2002

================================================================================

10.  INCOME TAXES (cont'd...)

     Subject to certain restrictions, the Company has exploration and development expenditures of approximately $1,055,000 (2000 - $1,055,000) and operating losses of approximately $1,548,300 (2000 $1,294,900) available to reduce future Canadian taxable income. The Company also has operating losses from US subsidiary of approximately $1,247,700 (2000 - $1,201,600) available to reduce US taxable income. These losses expire as follows:

                    2002           $   11,000     $       --
                    2003               96,000             --
                    2004              194,300             --
                    2005              321,300             --
                    2006              504,600             --
                    2007              167,700             --
                    2008              253,400             --
                    2017                   --        185,000
                    2018                   --        483,800
                    2019                   --        321,800
                    2020                   --        211,000
                    2021                   --         46,100
                                   ----------     ----------
                                   $1,548,300     $1,247,700
                                   ==========     ==========

11.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. Except as set out below, these financial statements also comply, in all material respects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities and Exchange Commission.

STOCK BASED COMPENSATION

     The United States Financial Accounting Standards Board has issued Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB25"). This statement uses the intrinsic value based method whereby compensation cost is recorded for the excess, if any, of the quoted market price over the exercise price, at the date the stock options are granted. As at November 31, 2001, no compensation cost would have been recorded for any period under this method. Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("SFAS 123"), issued in October 1995, requires the use of the fair value based method of accounting for stock options. Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the exercise period.

     SFAS 123, however allows the Company to continue to measure the compensation cost of employees and directors in accordance with APB 25. Canadian generally accepted accounting principles do not require the reporting of any stock based compensation expense in the Company's financial statements.

TRIBAND ENTERPRISE CORP.                                    Amended and Restated
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)
(Expressed in Canadian Dollars)
FEBRUARY 28, 2002

================================================================================

11.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

     STOCK BASED COMPENSATION (cont'd...)

     For compliance with United States generally accepted accounting principles, the Company uses the Black Scholes Option Pricing Model to determine the fair value of incentive stock options at the grant date. As at February 28, 2002, compensation expense totaling $704,826 has been incurred. In determining the fair value of these incentive stock options, the following assumptions were used:

     ===========================================================================
                                      2001           2000          1999
     ---------------------------------------------------------------------------
     Risk free interest rate             4%          6.16%        5.50%
     Expected life                  5 years        5 years      5 years
     Expected volatility                68%           161%         147%
     Expected dividends                 --             --           --
     ===========================================================================

     The following is a summary of the status of stock options outstanding at February 28, 2002:

     ===========================================================================
                                     Outstanding Options     Exercisable Options
                                  ------------------------   -------------------
                                      Weighted
                                       Average    Weighted              Weighted
                                     Remaining     Average               Average
     Range of                      Contractual    Exercise              Exercise
     Exercise Prices    Number    Life (Years)       Price    Number       Price
     --------------------------------------------------------------------------
     $ 0.75             30,000        1.72         $ 0.75     30,000     $ 0.75
       1.20 - 1.55      77,000        2.85           1.35     77,000       1.35
       2.60             95,000        3.10           2.60     95,000       2.60
     ==========================================================================

     The consolidation of the Company's outstanding options on a one new for five old basis as a result of the consolidation of the Company's common stock. The effects of the consolidations have been applied on a retroactive basis.

TRIBAND ENTERPRISE CORP.                                    Amended and Restated
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)
(Expressed in Canadian Dollars)
FEBRUARY 28, 2002

================================================================================

11.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

     STOCK BASED COMPENSATION (cont'd...)

     The following is a summary of the stock based compensation plan during 2002, 2001 and 2000:

     ===========================================================================================
                                                                                        Weighted
                                                                                         Average
                                                                      Number            Exercise
                                                                   of Shares               Price
     -------------------------------------------------------------------------------------------
     Outstanding and exercisable at November 30, 1999               241,690
     Weighted average fair value of options granted during 1999                $ 1.90
                                                                               ======
         Granted                                                    183,000               2.05
         Exercised                                                 (179,690)              0.85
         Forfeited                                                       --                 --
                                                                   --------
     Outstanding and exercisable at November 30, 2000               245,000
     Weighted average fair value of options granted during 2000                $ 1.80
                                                                               ======
         Granted                                                         --                 --
         Exercised                                                       --                 --
         Forfeited                                                  (43,000)              1.50
                                                                   --------
     Outstanding and exercisable at November 30, 2001               202,000
                                                                   ========
     Weighted average fair value of options granted during 2001                $ 1.85
                                                                               ======
         Granted                                                         --                 --
         Exercised                                                       --                 --
         Forfeited                                                       --                 --
                                                                   --------
     Outstanding and exercisable at February 28, 2002               202,000
                                                                   --------
     Weighted average fair value of options granted during 2002                  n/a
     ===========================================================================================

     INCOME TAXES

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). SFAS No. 109 requires a company to recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in a company's financial statements. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the tax rates in effect in the years when the temporary differences are expected to reverse.

TRIBAND ENTERPRISE CORP.                                    Amended and Restated
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)
(Expressed in Canadian Dollars)
FEBRUARY 28, 2002

================================================================================

11.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

     MINERAL PROPERTIES

     The Company's policy of expensing development and exploration costs except in the case where an outright property interest has been acquired has resulted in an accounting treatment for these costs which the Company considers to be, in substance, congruent with US GAAP.

     TRADING SECURITIES AND AVAILABLE-FOR-SALE SECURITIES

     Under Canadian generally accepted accounting principles, marketable securities are recorded at the lower of cost or quoted market value. Long-term investments are recorded at cost and only written down when there is evidence of a decline in value below carried value that is other than temporary. Holding gains are never recognized.

     Under Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"), unrealized holding gains and losses for trading securities are included in statements of operations. Unrealized holding gains and losses for available-for-sale securities are excluded from statements of operations and reported as a net amount in a separate component of shareholders' equity until realized.

     The fair value of the Company's investment in Indico Technologies Corporation ("Indico) (Note 7) at November 30, 1998 was $718,310, resulting in a $43,540 unrealized holding loss. Under SFAS No. 115, this loss is reported as a separate component of shareholders' equity at November 30, 1998. During the year ended November 30, 1999, this investment was reclassified as trading securities. At November 30, 1999 the fair value was $387,324, resulting in a $374,526 unrealized holding loss, which, under both SFAS No. 115 and Canadian generally accepted accounting principles, was included in statements of operations.

     COMPREHENSIVE INCOME

     SFAS No. 130, "Reporting Comprehensive Income", addresses standards for the reporting and display of comprehensive income and its components.

     Comprehensive income includes net income and other comprehensive income. Other comprehensive income represents revenues, expenses, gains and losses that are excluded from net income under United States generally accepted accounting principles.

     For the years ended November 30, 2001, 2000 and 1999, there were no other items of comprehensive income.

TRIBAND ENTERPRISE CORP.                                    Amended and Restated
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)
(Expressed in Canadian Dollars)
FEBRUARY 28, 2002

================================================================================

11.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

     RECENT ACCOUNTING PRONOUNCEMENTS

     In July, 2001, the FASB issued SFAS Nos. 141 and 142 ("FAS 141" and `FAS 142"), "Business Combinations" and "Goodwill and Other Intangible Assets." FAS 141 replaces APB 16 and eliminates pooling-of-interests accounting prospectively. It also provides guidance on purchase accounting related to the recognition of intangible assets and accounting for negative goodwill. FAS 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Under FAS 142, goodwill will be tested annually and whenever events or circumstances occur indicating that goodwill might be impaired, FAS 141 and FAS 142 are effective for all business combinations completed after June 30, 2001. Upon adoption of FAS 142, amortization of goodwill recorded for business combinations consummated prior to July 1, 2001 will cease, and intangible assets acquired prior to July 1, 2001 that do not meet the criteria for recognition under FAS 141 will be reclassified to goodwill. Companies are required to adopt FAS 142 for fiscal years beginning after December 15, 2001, but early adoption is permitted. The Company is required to adopt FAS 141 and 142 on a prospective basis as of January 1, 2002. The Company has not recorded any goodwill and, therefore, the application of FAS 141 and 142 will not have a material affect on its consolidated financial position or results of operations.

     In August 2001, the FASB issued FAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." FAS 144 replaces FAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The FASB issued FAS 144 to establish a single accounting model, based on the framework established in FAS 121, as FAS 121 did not address the accounting for a segment of a business accounted for as a discontinued operation under APB 30, "Reporting The Results of Operations - Reporting The Effects of Disposal of a Segment of a Business, and Extraordinary, Usual and Infrequently Occurring Events and Transactions." FAS 144 also resolves significant implementation issues related to FAS-121. Companies are required to adopt FAS 144 for fiscal years beginning after December 15, 2001, but early adoption is permitted. The Company will adopt FAS 144 as of January 1, 2002. The Company has determined that the application of FAS 144 will not have a material affect on its consolidated financial position or results of operations.

TRIBAND ENTERPRISE CORP.                                    Amended and Restated
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)
(Expressed in Canadian Dollars)
FEBRUARY 28, 2002

================================================================================

11.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

     The impact of the above differences between Canadian and United States generally accepted accounting principles on statement of loss, as reported, is as follows:

     ========================================================================================
                                                Cumulative
                                                   Amounts
                                                      From
                                                October 7,
                                                   1994 to     Three Months Ended February 28
                                              February 28,     ------------------------------
                                                      2002           2002           2001
     ----------------------------------------------------------------------------------------
     Loss for the period as reported           $(4,385,113)      $  (44,389)      $ (448,370)
                                               -----------       ----------       ----------

     Less:
         Compensation expense on
           granting of stock options                    --               --               --

         Acquisition of mineral properties              --               --               (1)

     Add:
         Write-off of mineral properties
           under Canadian generally
           Accepted accounting
           principles                                   --               --               --
                                               -----------       ----------       ----------
     Loss for the period in
         accordance with United
         States generally accepted
         accounting principles                 $(4,385,113)      $  (44,389)      $ (448,371)
     ========================================================================================

TRIBAND ENTERPRISE CORP.                                    Amended and Restated
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)
(Expressed in Canadian Dollars)
FEBRUARY 28, 2002

================================================================================

11.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

     The impact of the above differences between Canadian and United States generally accepted accounting principles on the statement of deficit, as reported, is as follows:

     ===========================================================================
                                             Three Months Ended February 28,
                                             -------------------------------
                                                     2002              2001
     ---------------------------------------------------------------------------
     Deficit, as reported                     $(4,385,113)      $(4,109,657)
                                              -----------       -----------
     Cumulative compensation expense
         on granting of stock options            (704,826)         (704,826)

     Mineral property acquisition costs
         expensed under United States
         generally accepted accounting
         principles                                    --                (1)
                                              -----------       -----------
                                                 (704,826)         (704,827)
                                              -----------       -----------
     Deficit in accordance with United
         States generally accepted
         accounting principles                $(5,089,939)      $(4,814,484)
     ===========================================================================

TRIBAND ENTERPRISE CORP.                                    Amended and Restated
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)
(Expressed in Canadian Dollars)
FEBRUARY 28, 2002

================================================================================

11.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

     The impact of the above differences between Canadian and United States generally accepted accounting principles on the statement of changes in shareholders' equity, as reported, is as follows:

     ====================================================================================================
                                                                 Common        Deficit
                                       Capital Stock             Shares     Accumulated
                                   ----------------------     Committed      During the
                                      Number                      To be     Exploration
                                   of Shares     Amount          Issued           Stage         Total
     ----------------------------------------------------------------------------------------------------
     Shareholders' equity as
       Reported November 30,
       1999 (restated-Note 2)      2,578,603   $4,053,698      $    --      $ (2,547,119)     $ 1,506,579

     Mineral property
       acquisition costs
       expensed under
       United States
       Generally accepted
       Accounting principles              --           --           --          (913,287)        (913,287)

     Compensation expense
       on granting of stock
       Options                            --      228,422           --          (228,422)              --
                                   ---------   ----------        -----      ------------      -----------
     Shareholders' equity in
       Accordance with
       United States
       Generally accepted
       Accounting principles
       at November 30, 1999
       (restated-see Note 2)       2,578,603   $4,282,120      $    --      $ (3,688,828)     $   593,292
                                   ======================================================================

                                  - continued -

TRIBAND ENTERPRISE CORP.                                    Amended and Restated
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)
(Expressed in Canadian Dollars)
FEBRUARY 28, 2002

================================================================================

11.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

     ====================================================================================================
     Continued
                                                                 Common        Deficit
                                       Capital Stock             Shares     Accumulated
                                   ----------------------     Committed      During the
                                      Number                      To be     Exploration
                                   of Shares     Amount          Issued           Stage         Total
     ----------------------------------------------------------------------------------------------------
     Shareholders' equity as
       reported November 30,
       2000 (restated-Note 2)      2,777,293   $4,230,059    $      --       $(3,661,287)     $   568,772

     Mineral property
       acquisition costs
       expensed under
       United States
       generally accepted
       accounting Principles              --           --           --          (413,538)        (413,538)

     Compensation expense on
       granting of stock options          --      704,826           --          (704,826)              --
                                   ---------   ----------    ---------      ------------      -----------
     Shareholders' equity in
       accordance with United
       States generally
       accepted accounting
       principles at November
       30, 2000                    2,777,293   $4,934,885    $      --       $(4,779,651)     $   155,234
     ====================================================================================================

     Shareholders' equity as
       reported November 30,
       2001                        2,777,293   $4,230,059    $ 125,000       $(4,340,724)     $    14,335

     Compensation expense on
       granting of stock options          --      704,826           --          (704,826)              --
                                   ---------   ----------    ---------      ------------      -----------
     Shareholders' equity in
       accordance with United
       States generally
       accepted accounting
       principles at November
       30, 2001                    2,777,293   $4,934,885    $ 125,000       $(5,045,550)     $    14,335
     ====================================================================================================

TRIBAND ENTERPRISE CORP.                                    Amended and Restated
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)
(Expressed in Canadian Dollars)
FEBRUARY 28, 2002

================================================================================

11.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

     ====================================================================================================
     Continued
                                                                 Common        Deficit
                                       Capital Stock             Shares     Accumulated
                                   ----------------------     Committed      During the
                                      Number                      To be     Exploration
                                   of Shares     Amount          Issued           Stage         Total
     ----------------------------------------------------------------------------------------------------
     Shareholders' equity as
       reported February 28, 2002  5,052,630   $4,460,593    $      --       $(4,385,113)     $    75,480

     Compensation expense on
       granting of stock options          --      704,826           --          (704,826)              --
                                   ---------   ----------    ---------      ------------      -----------
     Shareholders' equity in
       accordance with United
       States generally
       accepted accounting
       principles at February
       28, 2002                    5,052,630   $5,165,419    $      --       $(5,089,939)     $    75,480
     ====================================================================================================

     LOSS PER SHARE

     SFAS No. 128 "Earnings Per Share" simplifies the computation of earnings per share by replacing the presentation of primary earnings per share with a presentation of basic earnings per share, as defined. The statement requires dual presentation of basic and diluted earnings per share by entities with complex capital structures. Basic earnings per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of shares outstanding for the period. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity similar to fully diluted earnings per share.

     The following loss per share information results under United States general accepted accounting principles:

     ===========================================================================
                                                           2002          2001
     ---------------------------------------------------------------------------
     Net loss for the period under United States GAAP   $  (44,389)  $ (448,370)
     ===========================================================================
     Weighted average number of shares outstanding
       under United States GAAP (adjusted for
       roll-back)                                        3,639,815    2,777,291
     ===========================================================================
     Basic loss per share                               $    (0.01)  $    (0.16)
     ===========================================================================

     Diluted EPS has not been disclosed as the effect of the exercise of the Company's outstanding options and warrants would be anti-dilutive.

TRIBAND ENTERPRISE CORP.                                    Amended and Restated
(FORMERLY TRIBAND RESOURCE CORPORATION)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)
(Expressed in Canadian Dollars)
FEBRUARY 28, 2002

================================================================================

12.  CONTINGENCY

     ENVIRONMENTAL REGULATIONS

     All phases of the Company's operations are subject to environmental regulations. Environmental legislation, in the countries in which the Company is currently performing exploration work, is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened degree of responsibilities for companies and their officers, directors and employees. Although presently, compliance with such laws is not a significant factor in the Company's operations, there is no assurance that future changes in environmental regulations, if any, will not adversely affect the Company's operations.

13.  SUBSEQUENT EVENTS

     CAPITAL STOCK

     Subsequent to the period end the following shares and stock options were issued:

     a) 200,000 purchase warrants were exercised at $0.12 per share.

14.  COMPARATIVE FIGURES

     Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in current year.

                                                       Amended and Restated


[BCSC LOGO] British Columbia                QUARTERLY AND YEAR END REPORT
            Securities Commission           BC FORM 51-901F (PREVIOUSLY FORM 61)

--------------------------------------------------------------------------------

----------------------------------------
FREEDOM OF INFORMATION AND PROTECTION OF
PRIVACY ACT. THE PERSONAL INFORMATION       INCORPORATED AS PART OF
REQUESTED ON THIS FORM IS COLLECTED
UNDER THE AUTHORITY OF AND USED FOR THE      X  Schedule A
PURPOSE OF ADMINISTERING THE SECURITIES
ACT. QUESTIONS ABOUT THE COLLECTION OR          Schedules B and C
USE OF THIS INFORMATION CAN BE DIRECTED        (Place X in appropriate category)
TO THE SUPERVISOR, FINANCIAL REPORTING
(604-899-6731). P.O. BOX 10142, PACIFIC
CENTRE, 701 WEST GEORGIA STREET,
VANCOUVER, BC V7Y 1L2. TOLL FREE IN
BRITISH COLUMBIA 1-800-373-6393.
----------------------------------------

--------------------------------------------------------------------------------

ISSUER DETAILS

NAME OF ISSUER                 FOR QUARTER ENDED             DATE OF REPORT
                                                                 YY/MM/DD
Triband Enterprise Corp.       February 28, 2002                 03/02/06
--------------------------------------------------------------------------------

ISSUER'S ADDRESS

  Suite 903-1485 West 6th Avenue
--------------------------------------------------------------------------------

CITY         PROVINCE      POSTAL CODE      ISSUER FAX NO.  ISSUER TELEPHONE NO.

  Vancouver  BC            V6H 4G1          604-714-0879       604-331-0096
--------------------------------------------------------------------------------

CONTACT PERSON                 CONTACT'S POSITION          CONTACT TELEPHONE NO.

  Albert Wu                        Accountant                  604-331-0096
--------------------------------------------------------------------------------

CONTACT EMAIL ADDRESS                     WEB SITE ADDRESS

--------------------------------------------------------------------------------

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained yherein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

                                                               DATE SIGNED
DIRECTOR'S SIGNATURE          PRINT FULL NAME                    YY/MM/DD

   "Gary Freeman"                    Gary Freeman                 03/02/06


                                                               DATE SIGNED
DIRECTOR'S SIGNATURE          PRINT FULL NAME                    YY/MM/DD

   "William Green"                   William Green               03/02/06

                                                            Amended and Restated


TRIBAND ENTERPRISE CORP.
SCHEDULE B - SUPPLEMENTARY INFORMATION
FEBRUARY 28, 2002

(1)  Analysis of expenses and deferred costs

     See Note 5 of the consolidated financial statements.

(2)  Related parties transactions

     See Note 8 of the consolidated financial statements and Schedule B under Results of Operations.

(3a) Summary of securities issued during the period


     Date   Type       Type of Issue           Number   Price     Proceeds      Consideration   Issue Costs
     ----   ----       -------------           ------   -----     --------      -------------   -----------
10-Dec-01   Common     Shares for debt        475,337   $ 0.10          N/A   Debt for $47,534           Nil
 1-Feb-02   Common     Private placement    1,350,000   $ 0.10      135,000               Cash           Nil
 1-Feb-02   Warrants   Private placement    1,350,000      N/A          N/A                N/A           Nil
 1-Feb-02   Common     Shares for services     50,000   $ 0.10          N/A           Services           Nil
22-Feb-02   Common     Warrants exercised     200,000   $ 0.12       24,000               Cash           Nil
25-Feb-02   Common     Warrants exercised     200,000   $ 0.12       24,000               Cash           Nil


(3b) Summary of options granted


     Date    Number   Optionee                    Price   Expiry Date
     ----    ------   --------                    -----   -----------
27-Feb-02   250,000   Gary Freeman                 0.17     27-Feb-07
27-Feb-02    90,000   Jerry Pogue                  0.17     27-Feb-07
27-Feb-02    50,000   Michael Bartlett             0.17     27-Feb-07
27-Feb-02    25,000   Sam Szajman                  0.17     27-Feb-07
27-Feb-02    65,000   William Green                0.17     27-Feb-07
27-Feb-02    25,000   Kathleen Martin              0.17     27-Feb-07
            -------
            505,000
            =======

(4)  Summary of securities as at the end of the period

     See Note 7 of the consolidated financial statements.


(5)  List of directors and officers at end of the period

     Jerry G. Pogue, Director
     Michael L. Bartlett, Director
     Sam Szajman, Director and Secretary
     Gary R. Freeman, Director and President
     William R. Green, Director

                                                            Amended and Restated

SCHEDULE C - MANAGEMENT DISCUSSION & ANALYSIS

INTRODUCTION

Triband Enterprise Corp. (formerly Triband Resource Corporation) is a natural resource corporation engaged in the acquisition and exploration of mineral properties in the United States. In April 2000, the Company completed a filing with the Canadian Venture Exchange regarding the Company's intention to change its business and as a result, the Exchange issued a cease trade order until the filing was reviewed and approved on August 8, 2000. To date, the Company has not yet changed its business and decided to maintain its principal activity in the exploration of mineral properties.

This Management Discussion & Analysis summarizes the activities of the Company to date, and provides financial information for the each quarter ended February 28, 2002, May 31, 2002 and August 31, 2002 respectively.

WHISKY CANYON

          FOR THE PERIOD FROM DECEMBER 1, 2001 TO FEBRUARY 28, 2002

          The Company has resumed its exploration activities and fulfilled its work commitments in the Whisky Canyon project in Nevada. The Company has acquired new information about this area and will be formulating an exploration plan for this summer.

          FOR THE PERIOD FROM MARCH 1, 2002 TO MAY 31, 2002

          The Company has resumed its exploration activities and fulfilled its work commitments in the Whisky Canyon project in Nevada. The Company has acquired new information about this area and will be formulating an exploration plan for this summer.

          FOR THE PERIOD FROM JUNE 1, 2002 TO AUGUST 31, 2002

          The Company has resumed its exploration activities and fulfilled its work commitments in the Whisky Canyon project in Nevada. The Company has acquired new information about this area and is formulating an exploration plan. During the quarter, the Company paid US$7,500 against a property payment of US$15,000 due on July 9, 2002 in respect of the Betty O'Neal claims. The Company reached an agreement with the property owner of the Betty O'Neal claims to defer the balance of the property payment due being US$7,500 until January 1, 2003.

          FOR THE PERIOD FROM SEPTEMBER 1, 2002 TO FEBRUARY 6, 2003

          On January 28, 2003, the Company announced it will initiate exploration on its Lewis property in 2003. The Lewis property consists of the 100% owned BET claims covering 450 acres and the Betty O'Neal group, currently under option, covering 330 acres.

MANAGEMENT

In July 2002, Mr. Sam Szajman resigned as director of the Company.

                                                            Amended and Restated

RESULTS OF OPERATION

          FOR THE PERIOD FROM DECEMBER 1, 2001 TO FEBRUARY 28, 2002

          The net loss for the three months ended February 28, 2002 was $44,389 or $0.01 per share in comparison with $448,370 or $0.16 per share for the same period last year, after giving effect of the roll-back of 5 for 1 retroactively. The decrease in loss was mainly due to the absence of write down by way of impairment of mineral properties in the current quarter.

          During the quarter, the Company incurred $6,173 in exploration costs as the Company has adopted the new accounting policy. The Company will expense all exploration costs as incurred.

          During the quarter, the Company paid $15,000 to a private company controlled by Mr. Gary Freeman for his management services which include day to day overseeing and directing all activities in the Company. The same amount was paid in the prior period and was included in consulting fees. In January 2002, the Company filed 20F with Securities and Exchange Commission in the United States, incurring $3,841 in fees which is included in "Listing and Transfer Agent Fees" totaling $6,863 for the quarter. The balance of $3,022 represents filing and exchanges fees paid to regulatory authorities in Canada. The Company also spent $6,173 in exploration which includes $5,712 paid to a director and a company controlled by this director who planned, supervised, and directed all exploration and joint venture activities.

          In comparison with the quarter ended November 30, 2001, the Company incurred $20,542 less in expenditures. The reduction of loss mainly was the result of reduction of consulting fees of $6,392, investor relations expenses of $5,231, professional fees of $7,290, and office and general expenses of $3,883.

          FOR THE PERIOD FROM MARCH 1, 2002 TO MAY 31, 2002

          The net loss for the six months ended May 31, 2002 was $122,803 or $0.03 per share in comparison with $505,033 or $0.18 per share for the same period last year, after giving effect of the roll-back of 5 for
          1. The decrease in loss was mainly due to the absence of write down by way of impairment of mineral properties and exploration costs.

          During the six months ended May 31, 2002, the Company incurred $18,850 in exploration costs as the Company has adopted the new accounting policy. The Company will expense all exploration costs as incurred. The $18,850 in exploration mainly consisted of fees paid to geological consultants for their time in compiling geological data and conducting reviews on mineral properties.

          During the six months ended May 31, 2002, the Company paid $30,000 to a private company controlled by Mr. Gary Freeman for his management services for overseeing and directing the business of the Company. The same amount was paid in the prior six-month period and was included in consulting fees. The Company also incurred $37,261 in consulting fees which included $5,771 for accounting fees, $14,340 for para-legal services such as filing with TSX and B. C. Securities Commission, and $16,000 for administrative services. Other major expenditure was $9,857 in professional fees which included $6,000 fees for the auditors and $3,857 for legal fees.

          During the quarter ended May 31, 2002, the Company had a loss of $78,414 in comparison with $44,389 for the last quarter ended February 28, 2002. The increase of loss of $34,025 was mainly due to the increase in:

          (1) Consulting fees of $23,531 for reorganizing corporate records and other secretarial and administrative services;
          (2) Exploration costs of $6,504 for a geologist's time in seeking for new mineral properties;

                                                            Amended and Restated

          (3) Professional fees of $5,351for fees paid to lawyers in Canada and United States.


          FOR THE PERIOD FROM JUNE 1, 2002 TO AUGUST 31, 2002

          The net loss for the nine months ended August 31, 2002 was $241,936 or $0.05 per share in comparison with $614,506 or $0.22 per share for the same period last year, after giving effect of the roll-back of 5 for
          1. The decrease in loss was mainly due to significantly smaller impairment of mineral properties costs and exploration costs. During the period, the Company incurred $18,346 in exploration costs as the Company has adopted the new accounting policy. The Company will expense all mineral properties costs and exploration costs as incurred. The $18,346 in exploration mainly consisted of fees paid to geological consultants. During the period, the Company wrote down the acquisition costs of the mineral properties by an amount of $15,111 as impairment of mineral properties.

          During the nine months ended August 31, 2002, the Company paid $45,000 to a private company controlled by Mr. Gary Freeman for his management services for overseeing and directing the business of the Company. The same amount was paid in the prior period and was included in consulting fees. The Company also incurred $56,322 in consulting fees which included $3,832 for accounting fees, $21,340 for para-legal services such as filings with TSX Venture Exchange and B. C. Securities Commission, and $31,150 for administrative services. Other major expenditure was $22,828 in professional fees which included $14,000 fees for the auditors and $8,828 for legal fees.

          During the three months ended August 31, 2002, the Company had a loss of $119,133 in comparison with $78,414 for the quarter ended May 31, 2002. The increase of loss of $40,719 was mainly due to increase of the following expenses net of reduction of consulting fees of $11,335:

          (1) Investor relations of $11,974 which mainly consist of fees paid to consultants for designing and creating a company's web site;
          (2) Exploration costs of $4,150 for a geologist's time in seeking for new mineral properties;
          (3) Travel of $7,356 for business trips;
          (4) Listing and transfer agent fees of $5,149; and
          (5) Impairment of mineral properties of $15,111, which included $11,491 property payments and $3,620 mining claim recording fees paid for the existing Betty O'Neal claims in Nevada

FINANCING

          FOR THE PERIOD FROM DECEMBER 1, 2001 TO FEBRUARY 28, 2002


          During the period, the Company issued a total of 475,337 shares in settlement for a total debt of $47,534 due to officers, directors and consultants at the price of $0.10 per share. The stock prices was determined under the TSX Venture Exchange policies whereby the Company is allowed to issue shares for debt at market less 25% when the market price is below $0.50 per share but limited to minimum of $0.10 per share.

          The Company completed a private placement of 1,350,000 shares at the price of $0.10 per unit. Each unit consist of one common share and one share purchase warrant which entitling the holder to purchase one common share at the price of $0.12 per share for a period of one year and at $0.15 after one year from the closing of the private placement. A total of 50,000 common shares were issued as finder's fee at the price of $0.10 per share.

          During the period, 400,000 purchase warrants were exercised at the price of $0.12 per share.

                                                            Amended and Restated

          In February 2002, the Company cancelled all previously outstanding stock options and granted 505,000 incentive stock options at the price of $0.17 per share until February 27, 2007.

          FOR THE PERIOD FROM MARCH 1, 2002 TO MAY 31, 2002

          During the quarter, a total of 530,000 purchase warrants were exercised at the price of $0.12 per share.

          FOR THE PERIOD FROM JUNE 1, 2002 TO AUGUST 31, 2002

          On June 14, 2002, the Company issued an additional 82,272 common shares to settle a total debt of $18,923 at the price of $0.23 per share. The stock prices were determined under the TSX Venture Exchange policies whereby the Company is allowed to issue shares for debt at market less 25% when the market price is below $0.50 per share but limited to minimum of $0.10 per share. During the period, a total of 370,000 purchase warrants were exercised at the price of $0.12 per share. Total purchase warrants exercised during the nine months ended August 31, 2002 was 1,300,000, leaving 50,000 unexercised as of September 30, 2002.

          In June 2002, the Company completed another financing for 850,000 units at the price of $0.23 per unit. Each unit consists of one common share and one purchase warrant exercisable at the price of $0.30 per share until June 5, 2004. A finder's fee of 45,000 units was paid for this private placement. During the quarter, 80,834 warrants were exercised at the price of $0.30 per share. During the quarter, 25,000 stock options were exercised at the price of $0.17 per share.

          FOR THE PERIOD FROM SEPTEMBER 1, 2002 TO FEBRUARY 6, 2003

          On January 23, 2003, the Company granted 200,000 stock options to the president and a consultant of the Company at an exercise price of $0.24 per share.

          In January 2003, a total of 225,000 stock options were exercised at the price of $0.17 per share.

          INVESTOR RELATIONS

          Currently, the Company does not have an outside consultant to look after investor relations.

                                                       Amended and Restated


[BCSC LOGO]  British Columbia              QUARTERLY AND YEAR END REPORT
             Securities Commission         BC FORM 51-901F (PREVIOUSLY FORM 61)

--------------------------------------------------------------------------------

-------------------------------------------
FREEDOM OF INFORMATION AND PROTECTION             INCORPORATED AS PART OF:
OF PRIVACY ACT. THE PERSONAL INFORMATION
REQUESTED ON THIS FROM IS COLLECTED UNDER            x Schedule A
THE AUTHORITY OF AND USED FOR THE PURPOSE
OF ADMINISTERING THE SECURITIES ACT.                   Schedules B and C
QUESTIONS ABOUT THE COLLECTION OR USE OF               (Place x in appropriate
THIS INFORMATION CAN BE DIRECTED TO THE                         category)
SUPERVISOR. FINANCIAL REPORTING
(604-898-8731), P.O. BOX 10142,
PACIFIC CENTRE, 701 WEST GEORGIA STREET,
VANCOUVER, BC V7Y 1L2. TOLL FREE IN BRITISH
COLUMBIA 1-800-373-6393.
-------------------------------------------

--------------------------------------------------------------------------------

ISSUER DETAILS

NAME OF ISSUER                 FOR QUARTER ENDED             DATE OF REPORT
                                                                 YY/MM/DD
Triband Enterprise Corp.       February 28, 2002                 03/02/06
--------------------------------------------------------------------------------

ISSUER'S ADDRESS

  Suite 903-1485 West 6th Avenue
--------------------------------------------------------------------------------

CITY         PROVINCE      POSTAL CODE      ISSUER FAX NO.  ISSUER TELEPHONE NO.

  Vancouver  BC            V6H 4G1          604-714-0879       604-331-0096
--------------------------------------------------------------------------------

CONTACT PERSON                 CONTACT'S POSITION          CONTACT TELEPHONE NO.

  Albert Wu                        Accountant                  604-331-0096
--------------------------------------------------------------------------------

CONTACT EMAIL ADDRESS                     WEB SITE ADDRESS

--------------------------------------------------------------------------------

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained yherein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

                                                               DATE SIGNED
DIRECTOR'S SIGNATURE          PRINT FULL NAME                    YY/MM/DD

   "Gary Freeman"                    Gary Freeman                 03/02/06


                                                               DATE SIGNED
DIRECTOR'S SIGNATURE          PRINT FULL NAME                    YY/MM/DD

   "William Green"                   William Green               03/02/06

                                                            Amended and Restated











                            TRIBAND ENTERPRISE CORP.
                    (FORMERLY TRIBAND RESOURCE CORPORATION)
                         (AN EXPLORATION STAGE COMPANY)

                   CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                        (EXPRESSED IN CANADIAN DOLLARS)
                                  (UNAUDITED)

                                  MAY 31, 2002

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(AN EXPLORATION STAGE COMPANY)
CONSOLIDATED INTERIM BALANCE SHEETS
(EXPRESSED IN CANADIAN DOLLARS)
(UNAUDITED - PREPARED BY MANAGEMENT)

=========================================================================================================================
                                                                                  May 31        May 31       November 30
                                                            Notes                   2002          2001              2001
-------------------------------------------------------------------------------------------------------------------------
ASSETS

Current
    Cash and cash equivalents                                               $     24,617   $    65,329      $    59,833
    Receivables                                                                   38,964        13,444           15,986
    Share subscriptions receivable                                                18,000            --               --
    Prepaid expenses                                                               8,767         1,731            6,230
                                                                            -------------  ------------     ------------
                                                                                  90,348        80,504           82,049
Property, plant and equipment                                4                     8,001        10,010            9,350
Mineral properties                                        2, 5                        --             1               --
Investments                                                  6                    27,565        27,565           27,565
                                                                            -------------  ------------     ------------
                                                                            $    125,914   $   118,080      $   118,964
========================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
     Accounts payable and accrued liabilities                8              $     62,654   $    51,747      $   102,035
     Due to affiliated company                               8                     2,594         2,594            2,594
                                                                            -------------  ------------     ------------
                                                                                  65,248        54,341          104,629
                                                                            -------------  ------------     ------------
NATURE AND CONTINUANCE OF OPERATIONS                         1

CONTINGENCY                                                 12

Shareholders' equity
     Capital stock                                       7, 13                 4,524,193     4,230,059        4,230,059
     Common shares committed to be issued                    7                        --            --          125,000
     Deficit accumulated during the exploration stage                         (4,463,527)   (4,166,320)      (4,340,724)
                                                                            -------------  ------------     ------------
                                                                                  60,666        63,739           14,335
                                                                            -------------  ------------     ------------

                                                                            $    125,914   $   118,080      $   118,964
=========================================================================================================================



"William Green"                                            "Gary Freeman"

___________________________Director    ____________________________Director

The accompanying notes are an integral part of these consolidated financial statements.

                                                            Amended and Restated
TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(AN EXPLORATION STAGE COMPANY)
CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND CUMULATIVE LOSS
(EXPRESSED IN CANADIAN DOLLARS)
(UNAUDITED - PREPARED BY MANAGEMENT)

==============================================================================================================================
                                                         Cumulative
                                                            Amounts
                                                               From        Six Months Ended            Three Months Ended
                                                         October 7,     -----------------------    ---------------------------
                                                            1994 to
                                                             May 31         May 31        May 31        May 31         May 31
                                                               2002           2002          2001          2002           2001
                                                       -------------   ------------  ------------  ------------   ------------
GENERAL AND ADMINISTRATIVE EXPENSES
   Amortization                                        $     19,825    $     1,348   $     1,687           674            844
   Consulting fees                                          341,435         37,261        43,210        30,396         23,580
   Exploration costs                                      1,587,546         18,850         3,877        12,677          3,877
   Listing and transfer agent fees                          123,781          8,630         3,439           258            649
   Management fees                                           30,000         30,000            --        15,000             --
   Office                                                   279,120         10,529        16,776         6,789          8,842
   Professional fees                                        125,751          9,857        13,336         7,604         11,710
   Property Investigation                                   186,563             --            --            --             --
   Salaries and benefits                                     80,308             --            --            --             --
   Shareholder communication                                376,608          3,162         3,846         2,836          3,846
   Travel                                                    72,287          2,191         3,992         1,744          1,555
                                                       -------------    -----------    ----------    ----------   ------------
Loss before the under-noted                              (3,223,224)      (121,828)      (90,163)      (77,978)       (54,903)
Interest income                                             196,377            276         1,584           238            526
Investment income                                            27,564             --            --            --             --
Interest expense                                               (255)          (255)         (141)         (255)          (141)
Gain on foreign exchange                                    160,141           (996)         (816)         (419)          (185)
Loss on disposal of capital assets                           (4,186)            --            --            --             --
Impairment of mineral properties                         (1,098,950)            --      (413,725)           --           (188)
Write off of acquisition costs (Note 6)                    (100,722)            --        (1,772)           --         (1,772)
Gain from sale of marketable securities (Note 6)            100,703             --            --            --             --
Write down of marketable securities (Note 6)               (374,526)            --            --            --             --
Write down of investment                                   (146,449)            --            --            --             --
                                                       -------------   ------------    ----------    ----------   ------------
Net loss for the period                                  (4,463,527)      (122,803)     (505,033)      (78,414)       (56,663)
Deficit, beginning of period                                     --     (4,340,724)   (3,661,287)   (4,385,113)    (4,109,657)

                                                       -------------   ------------    ----------    ----------   ------------

Deficit, end of period                                 $ (4,463,527)   $(4,463,527)  $(4,166,320)  $(4,463,527)   $(4,166,320)
==============================================================================================================================

Loss per share (Note 9)                                                $     (0.03)  $     (0.18)  $     (0.01)   $     (0.01)
==============================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                                                        Amended and Restated
TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(AN EXPLORATION STAGE COMPANY)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(EXPRESSED IN CANADIAN DOLLARS)
(UNAUDITED - PREPARED BY MANAGEMENT)

==============================================================================================================================
                                                         Cumulative
                                                            Amounts
                                                               From        Six Months Ended             Three Months Ended
                                                         October 7,     -----------------------    ---------------------------
                                                            1994 to
                                                             May 31         May 31        May 31        May 31         May 31
                                                               2002           2002          2001          2002           2001
                                                       -------------   ------------  ------------  ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss for the period                              $ (4,463,527)   $  (122,803)  $  (505,033)  $   (78,414)   $   (56,663)
  Items net affecting cash Amortization                      19,825          1,348         1,687           674            844
    Investment income                                       (27,564)            --            --            --             --
    Gain on sale of marketable securities                  (100,703)            --            --            --             --
    Loss on disposal of property, plant and equipment         4,186             --            --            --             --
    Impairment of mineral properties                      1,098,950             --       413,725            --            188
    Write-down of marketable securities                     374,526             --            --            --             --
    Write down of investments                               146,449             --            --            --             --
    Write down of e-Financial acquisition costs             100,722             --         1,772            --          1,772
  Net change in non-cash working capital items
    (Increase) decrease in receivables                      (38,964)       (22,978)       (3,458)       (2,622)        (2,218)
    (Increase) decrease in prepaid expenses                  (8,767)        (2,537)       20,219          (343)        18,378
    Increase (decrease) in accounts payable                  62,655        (39,380)       12,937        21,094         23,614
    Increase (decrease) in due to affiliated company          2,594             --        (2,968)           --         (2,206)
                                                       -------------   ------------  ------------  ------------   ------------
  Net cash provided by (used in) operating activities    (2,829,618)      (186,350)      (61,119)      (59,611)       (16,291)
                                                       -------------   ------------  ------------  ------------   ------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds on sale of marketable securities                 488,027             --            --            --             --
  Property, plant and equipment acquired                    (38,196)            --          (214)           --             --
  Proceeds on disposal of property, plant and equipment       6,183             --            --            --             --
  Acquisition of mineral properties                        (498,950)            --          (188)           --           (188)
  Increase in Investments                                (1,009,022)            --        (1,772)           --         (1,772)
                                                       -------------   ------------  ------------  ------------   ------------
  Net cash (used to) provided by investing activities    (1,051,958)            --        (2,174)           --         (1,960)
                                                       -------------   ------------  ------------  ------------   ------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Share subscriptions receivable                            (18,000)       (18,000)           --       (18,000)            --
  Issuance of capital stock, net of issuance costs        3,924,193        294,134            --        63,600             --
  Common shares committed to be issued                           --       (125,000)           --            --             --
                                                       -------------   ------------  ------------  ------------   ------------
  Net cash provided by financing activities               3,906,193        151,134            --        45,600             --
                                                       -------------   ------------  ------------  ------------   ------------
Increase (decrease) in cash and equivalents
  during the period                                          24,617        (35,216)      (63,293)      (14,011)       (18,251)
Cash and cash equivalents, beginning of period                   --         59,833       128,622        38,628         83,580
                                                       -------------   ------------  ------------  ------------   ------------

Cash and cash equivalents, end of period               $     24,617    $    24,617   $    65,329   $    24,617    $    65,329
================================================================================================================================
Cash paid during the period for:
  Interest                                             $         --    $        --   $        --   $        --    $        --
  Income taxes                                         $         --    $        --   $        --   $        --    $        --
================================================================================================================================

Since inception, the Company has issued a total of 660,700 common shares (adjusted for roll-back) for non-cash consideration as follows:

==================================================================================================================
                                        Number of
Year                                       Shares          Amount           Consideration
------------------------------------------------------------------------------------------------------------------
1996                                      600,000         600,000           Acquisition of mineral property
1999                                       10,700    $      8,025           Finder's fee
2002                                       50,000           5,000           Finder's fee
==================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

    TRIBAND ENTERPRISE CORP.                               Amended and Restated
    (Formerly Triband Resource Corporation)
    (An Exploration Stage Company)
    NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited) (Expressed in Canadian Dollars)
    MAY 31, 2002

    ============================================================================

    1.  NATURE AND CONTINUANCE OF OPERATIONS

        The Company's principal business activity is the exploration and development of mineral properties. Effective July 9, 2001, the Company changed its name from Triband Resource Corporation to Triband Enterprise Corp.

        The Company is in the process of exploring and developing its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. During the year ended November 30, 2000, the Company decided to change its business focus to internet or high tech ventures and completed a filing with the Canadian Venture Exchange regarding the Company's intention to change its business (Note 7). The Company was unable to complete its change of business and decided to maintain its principal activity in the exploration and development of mineral properties.

        The Company's CONSOLIDATED INTERIM FINANCIAL statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations. However, the Company does not generate sufficient cash flow from operations to adequately fund its activities and has therefore relied principally upon the issuance of securities for financing. Future capital requirements will depend on many factors including the Company's ability to execute its business plan. The Company intends to continue relying upon the issuance of securities to finance its future activities but there can be no assurance that such financing will be available on a timely basis under terms acceptable to the Company. Although these CONSOLIDATED INTERIM FINANCIAL statements do not include any adjustments that may result from the inability to secure future financing, such condition would have a material adverse effect on the Company's business, results of operations and financial condition.

    2.  CHANGE IN ACCOUNTING POLICY

        On December 1, 2000, the Company changed its accounting policy to expensing development and exploration costs as incurred. This change in policy has been retroactively applied. The effect of the change in accounting policy on the financial statements for the year ended November 30, 2001 was that $19,293 of exploration costs were expensed that would otherwise have been capitalized. The overall effect of the change in accounting policy is as follows:

        ==========================================================================================================================
        Prior to change in policy                   2001                2000               1999             1998            1997
        --------------------------------------------------------------------------------------------------------------------------
        Opening deficit                    $   2,877,570       $   1,418,297      $     518,461    $     289,659     $    88,554
        Net loss for the year                    679,437           1,459,273            899,836          228,802         201,105
        --------------------------------------------------------------------------------------------------------------------------

        Closing deficit                        3,557,007           2,877,570          1,418,297          518,461         289,659
        --------------------------------------------------------------------------------------------------------------------------
        Restated, due to change in
         accounting policy:
        --------------------------------------------------------------------------------------------------------------------------
        Opening deficit                        3,661,287           2,547,119          1,576,774          289,659          88,554
        Net loss for the year                    679,437           1,459,273            899,836          228,802         201,105
        Net change due to change in
          accounting policy                           --            (345,105)            70,509        1,058,313         601,569
        --------------------------------------------------------------------------------------------------------------------------
        Closing deficit                        4,340,724           3,661,287          2,547,119        1,576,774         891,228
        --------------------------------------------------------------------------------------------------------------------------
        Net change in closing deficit      $     783,717       $     783,717      $   1,128,822    $   1,058,313     $   601,569
        ==========================================================================================================================

    TRIBAND ENTERPRISE CORP.                              Amended and Restated
    (Formerly Triband Resource Corporation)
    (An Exploration Stage Company)
    NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited) (Expressed in Canadian Dollars)
    MAY 31, 2002

    ============================================================================

    2.  CHANGE IN ACCOUNTING POLICY (cont'd...)

        The overall effects of the change in accounting policy relating to the balances of deferred exploration expenditures as at November 30, 1997, 1998, 1999 and 2000 are as follows:

        =========================================================================================================================
           Prior to change in policy                                     2000             1999              1998           1997
        -------------------------------------------------------------------------------------------------------------------------
           Opening deferred exploration
              costs                                               $ 1,128,822      $ 1,058,313       $   601,569     $       --
            Exploration expenditures
              capitalized during the year                              88,823          224,791           456,744        601,569

           Deferred exploration costs
              written off during the year                            (433,928)        (154,282)               --             --

           Closing deferred exploration
              costs                                               $   783,717      $ 1,128,822       $ 1,058,313     $  601,569
        =========================================================================================================================

        =========================================================================================================================
           Restated, due to change in accounting policy:     2001            2000           1999            1998           1997
        -------------------------------------------------------------------------------------------------------------------------
           Opening and closing deferred
              exploration costs                           $    --     $        --    $        --     $        --     $       --
           Exploration expenditures
              incurred and expensed                       $ 19,293    $    88,823    $   224,791     $   456,744     $   601,569
        =========================================================================================================================


    3.  SIGNIFICANT ACCOUNTING POLICIES USE OF ESTIMATES

        The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from those estimates. The assets and liabilities which require management to make significant estimates and assumptions in determining carrying values include investments.

        PRINCIPLES OF CONSOLIDATION

        These CONSOLIDATED INTERIM FINANCIAL statements include the accounts of the Company and its wholly owned subsidiary, Triband Resource US Inc. (incorporated in Nevada, U.S.A.). All significant intercompany balances and transactions have been eliminated.

        CASH AND CASH EQUIVALENTS

        Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

        FINANCIAL INSTRUMENTS

        The Company's financial instruments consist of cash and equivalents, receivables, accounts payable and accrued liabilities and due to affiliated company. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

    TRIBAND ENTERPRISE CORP.                              Amended and Restated
    (Formerly Triband Resource Corporation)
    (An Exploration Stage Company)
    NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited) (Expressed in Canadian Dollars)
    MAY 31, 2002

    ============================================================================

    3.  SIGNIFICANT ACCOUNTING POLICIES (cont'd...)


        EXPLORATION AND DEVELOPMENT COSTS

        The Company has adopted the policy to expensing development and exploration costs as incurred. The Company will expense future exploration and development costs until such time as the existence of proven and probable reserves is determined, or sufficient objective evidence in the opinion of Management to support the recognition of an asset.

        PROPERTY EVALUATIONS

        The Company reviews and evaluates the carrying amounts of its mineral properties when events or changes in circumstances indicate that the carrying amount may not be recoverable. If it is determined that the net recoverable amount is significantly less than the carrying value and the impairment in value is likely to be permanent, a reduction in the carrying amount of mineral properties with a corresponding charge to operation are recorded.

        COST OF MAINTAINING MINERAL PROPERTIES

        The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

        ACQUISITION COSTS

        Acquisition costs are capitalized on properties where proven and provable reserves exist.

        ENVIRONMENTAL PROTECTION AND RECLAMATION COSTS

        The operations of the Company have been, and may be in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restorations costs. Both the likelihood of new regulations and their overall effect upon the Company may vary from region to region and are not predictable.

        The Company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures. Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against statements of operations as incurred or capitalized and amortized depending upon their future economic benefits. The Company does not anticipate any material capital expenditures for environmental control facilities because it is at an early stage of exploration. Estimated future removal and site restoration costs are considered minimal.

PROPERTY, PLANT AND EQUIPMENT AND AMORTIZATION

        Property, plant and equipment are recorded at cost and are being amortized over their estimated useful lives using the declining balance method at rates of 20% and 30% per annum.

    TRIBAND ENTERPRISE CORP.                               Amended and Restated
    (Formerly Triband Resource Corporation)
    (An Exploration Stage Company)
    NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited) (Expressed in Canadian Dollars)
    MAY 31, 2002

    ============================================================================

    3.  SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

        INVESTMENTS

        The Company's long-term investments are accounted for on the cost basis. The investments will be written-down to their estimated net realizable value when there is evidence of a decline in value below carried cost that is other than temporary.

        CAPITAL STOCK

        The proceeds from the exercise of stock options, warrants and escrow shares are credited to capital stock in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

        FOREIGN EXCHANGE

        Transaction amounts denominated in foreign currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction date. Monetary assets and liabilities are adjusted at each balance sheet date to reflect exchange rates prevailing at that date, and non- monetary assets and liabilities are translated at the historical rate of exchange. Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each year end are included in statements of operations.

        BASIC AND DILUTED LOSS PER SHARE

        Basic loss per share is calculated by dividing the net loss by the weighted average number of common shares outstanding during the year. Diluted net loss per share is calculated by dividing the net loss by the sum of the weighted average number of common shares outstanding and the dilutive common equivalent shares outstanding during the year. Common equivalent shares consist of the shares issuable upon exercise of stock options and warrants calculated using the treasury stock method. Common equivalent shares are not included in the calculation of the weighted average number of shares outstanding for diluted net loss per common share when the effect would be anti- dilutive.

        STOCK-BASED COMPENSATION

        The Company grants stock options as described in Note 8. No compensation expense is recognized when stock options are granted.

        INCOME TAXES

        Future income taxes are recorded for using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

    TRIBAND ENTERPRISE CORP.                              Amended and Restated
    (Formerly Triband Resource Corporation)
    (An Exploration Stage Company)
    NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited) (Expressed in Canadian Dollars)
    MAY 31, 2002

    ============================================================================

    4.  PROPERTY, PLANT AND EQUIPMENT


    ====================================================================================================================
                                                                                         Net Book Value
                                                                        ------------------------------------------------
                                                          Accumulated          May 31         May 31     November 30
                                               Cost      Depreciation            2002           2001            2001
    --------------------------------------------------------------------------------------------------------------------
    Office furniture and equipment      $     6,984       $     3,168     $     3,816    $     4,030     $     4,425
    Computer equipment                       10,050             5,865           4,185          5,980           4,925
                                        ------------      ------------    ------------   ------------    ------------
                                        $    17,034       $     9,033     $     8,001    $    10,010     $     9,350
    ====================================================================================================================

    5.  MINERAL PROPERTIES

        The Company has entered into the following agreements to acquire interests in various mineral claims:

    =========================================================================================================================
                                                                                             Net Book Value
                                                                        -----------------------------------------------------
                                                                               May 31         May 31     November 30
                                                                                 2002           2001            2001
    -------------------------------------------------------------------------------------------------------------------------
     Staked Claims, Nevada, U.S.A.
           A 100% interest in certain claims by staking and by entering into an option agreement. During 2001, the Company
           wrote-off previously capitalized costs to statement of
           operations and adjusted opening deficit                        $        --    $         1     $        --
    =========================================================================================================================

        FUTURE MINERAL PROPERTY PAYMENTS

        On certain of its Nevada claims, the Company is required to pay or incur the following to earn its 100% interest:

        a) Minimum advance royalty payments according to the following schedule:

            - US$15,000 by July 9, 2002 (US$7,500 paid and US$7,500 deferred to
              January 1, 2003)
            - US$20,000 by July 9, 2003
            - US$25,000 by July 9, 2004
            - US$50,000 by July 9, 2005 and each subsequent year
            - Total purchase price for the property is US$2,000,000 due on July
              9, 2015. The Company's advance royalty payment beginning on July 9, 2005 will be credited against the purchase price of the property. The purchase price is also subject to adjustment for one-half of the rate of inflation according to the United States Department of Commerce Producers' Price Index.

        b)  Production royalty

            If the Company places the property in production before the fifteenth year, the Company is required to pay 2.5% NSR production royalty. The production royalty payment can also be applied to the purchase price;

    TRIBAND ENTERPRISE CORP.                              Amended and Restated
    (Formerly Triband Resource Corporation)
    (An Exploration Stage Company)
    NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited) (Expressed in Canadian Dollars)
    MAY 31, 2002

    ============================================================================

    5.  MINERAL PROPERTIES (cont'd...)

        c) Exploration and development work according to the following schedule:

            - Incur expenditures totaling US$20,000 by July 9, 2003
            - Incur expenditures totaling US$25,000 each by July 9, 2004
            - Incur expenditures totaling US$50,000 by July 9, 2005 and during each of the following year during the lease term.
            - The maximum required total work commitment from the date of this lease shall be $250,000.

        TITLE TO MINERAL PROPERTIES

        Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

        EXPLORATION COSTS

        The following is a summary of the exploration costs incurred during 2002 and 2001:

      ===========================================================================================================================
                                                                        May 31               May 31              November 30
                                                       Nevada             2002                 2001                     2001
      ---------------------------------------------------------------------------------------------------------------------------
      Expenditures incurred during the period
          Field expenditures and others            $       --       $       --        $       2,354            $       2,355
          Geological consultants                       18,205           18,205                  897                   16,312
          Report preparation and mapping                  645              645                  626                       --
          Travel                                           --               --                   --                      626
                                                   -----------      -----------       --------------           --------------
                                                   $   18,850       $   18,850        $       3,877            $      19,293
      ===========================================================================================================================

    6.  INVESTMENTS

    ==================================================================================================================
                                                                               May 31         May 31     November 30
                                                                                 2002           2001            2001
    ------------------------------------------------------------------------------------------------------------------
    Investments is comprised of:
        Pursesource, Inc.                                                 $         1    $         1     $          1
        Clearant, Inc.                                                         27,564         27,564          27,564

                                                                          ------------   ------------    ------------
                                                                          $     27,565   $    27,565     $    27,565
    ==================================================================================================================

    TRIBAND ENTERPRISE CORP.                              Amended and Restated
    (Formerly Triband Resource Corporation)
    (An Exploration Stage Company)
    NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited) (Expressed in Canadian Dollars)
    MAY 31, 2002

    ============================================================================

    6.  INVESTMENTS (cont'd...)

        PURESOURSE, INC.

        During the year ended November 30, 1999, the Company acquire 240,000 common shares of Puresource, Inc. ("Puresource"), a private company incorporated in the State of Washington, United States for $146,450. The investment is accounted for using the cost basis.

        Effective August 19, 1999, Puresource sold all of its assets to Clearant, Inc. ("Clearant"), a private company incorporated in the State of California, United States. As consideration, Puresource was issued 3,000,000 shares of Clearant with a fair value of $2,837,650 (US$1,900,000) or $0.95 (US$0.63) per share determined by an independent valuation at date of closing and promissory notes convertible into common shares at the discretion of Clearant totaling $1,642,850 (US$1,100,000).

        Upon completion of the sale, the shareholders of Puresource resolved to wind up the corporation. In October 2000, the Company received a distribution of assets from Puresource consisting of 29,015 Clearant shares. The distribution of assets by Puresource to its shareholders is considered a non- monetary non-reciprocal transfer and is accounted for on the basis of the recorded value of the resources transferred. As such, the 29,015 Clearant shares are recorded by the Company at $0.95 per share for a total value of $27,564. If, as and when Puresource distributes further assets to its owners prior to dissolution, the transfer will be accounted for on the same basis.

        Concurrently, the investment in shares of Puresource has been written down by $146,449 to a nominal value of $1. The balance of the investment will be written-off in the financial statements at the date of formal wind up and dissolution of the corporation.

        eFINANCIAL TRAINING.COM INC.

        On May 2, 2000, the Company entered into a letter of intent with eFinancial Training.com Inc. ("eFinancial") and the sole shareholder of eFinancial, pursuant to which the Company agreed to acquire all of the issued and outstanding shares of eFinancial for a purchase price of $1,575,000 to be payable by 3,500,000 performance escrow common shares of the Company. Concurrent with the acquisition, the Company announced its intention to proceed with a private placement of 1,800,000 units at the price of $0.45 per unit.

        The Company subsequently determined not to proceed with the acquisition of eFinancial and the private placement due to certain difficulties. Consequently, all costs (recoveries) relating to this acquisition, totaling $(1,650) (2000 - $98,950), were written-off to operations.

        VIA VIS TECHNOLOGIES INC.

        On January 27, 2001, the Company entered into an agreement with Via Vis Technologies Inc. ("Via Vis") and its principal shareholders whereby the Company has agreed, among other things, to acquire all of the issued and outstanding shares of Via Vis in exchange of 41,500,000 common shares of the Company.

        The Company subsequently determined not to proceed with the acquisition of Via Vis due to certain difficulties. Consequently, all costs relating to this acquisition totaling $3,422 (2000 - $Nil), were written-off to operations.

    TRIBAND ENTERPRISE CORP.                               Amended and Restated
    (Formerly Triband Resource Corporation)
    (An Exploration Stage Company)
    NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited) (Expressed in Canadian Dollars)
    MAY 31, 2002

    ============================================================================

    6.  INVESTMENTS (cont'd...)

        INDICO TECHNOLOGIES CORPORATION

        In September 1998, the Company acquired 704,225 units in Indico Technologies Corporation ("Indico"), a publicly listed company, for $761,850. Each unit consisted of one common share and one share purchase warrant to acquire an additional share for US$1.42 expiring on September 11, 2000. During the year ended November 30, 1999, the Company reclassified this investment to marketable securities in current assets, and wrote down the shares by $374,526 to their market value of $387,324. During the year ended November 30, 2000, the shares were sold for proceeds of $488,027, resulting in a net gain on sale of $100,703.

    7.  CAPITAL STOCK

             ============================================================================================================
                                                                                      Number
                                                                                   of Shares                     Amount
             ------------------------------------------------------------------------------------------------------------
              Authorized
                Unlimited number of common shares without par value
                Unlimited number of preferred shares, issuable in series

              Common shares issued
                As at November 30, 1999                                            2,578,603             $    4,053,698
                  For cash - exercise of options                                     179,690                    160,211
                  For cash - exercise of warrants                                     19,000                     16,150
                                                                               --------------            ---------------
               As at November 30, 2000 and 2001                                    2,777,293                  4,230,059
                  For debt settlement                                                475,337                     47,534
                  For cash - private placement                                     1,350,000                    135,000
                  For cash - exercise of warrants                                    930,000                    111,600
                  For services - finder's fees                                        50,000                      5,000
                  Share Issuance costs                                                    --                     (5,000)

                                                                               --------------            ---------------

               As at May 31, 2002                                                  5,582,630             $    4,524,193
             ============================================================================================================

        Effective August 22, 2001, the Company decided to consolidate its shares on a one new share for every five old shares basis. The effects of the consolidation have been applied on a retroactive basis.

        COMMON SHARES COMMITTED TO BE ISSUED

        Pursuant to a private placement, the Company received $135,000 and committed to issue 1,350,000 common shares at $0.10 per share and 1,350,000 share purchase warrants entitling the holders to purchase an additional 1,250,000 common shares at a price of $0.12 per share until October 10, 2002 and at a price of $0.15 per share until October 10, 2003.

    TRIBAND ENTERPRISE CORP.                              Amended and Restated
    (Formerly Triband Resource Corporation)
    (An Exploration Stage Company)
    NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited) (Expressed in Canadian Dollars)
    MAY 31, 2002

    ============================================================================

    7.  CAPITAL STOCK (cont'd...)

        STOCK OPTIONS

        The Company, in accordance with the policies of the Canadian Venture Exchange, is authorized to grant options to directors, employees and consultants, to acquire up to 10% of issued and outstanding common stock. The exercise price of each option equals the average market price of the Company's stock as calculated over the ten trading days preceding the date of grant. The options can be granted for a maximum term of 5 years. The consolidation of the Company's outstanding options on a one new for every five old basis as a result of the consolidation of the Company's common stock. The effects of the consolidations have been applied on a retroactive basis.

        The following incentive stock options and share purchase warrants were outstanding at May 31, 2002:

        ====================================================================================================================
                                             Number                      Exercise
                                          of Shares                         Price            Expiry Date
        --------------------------------------------------------------------------------------------------------------------
          OPTIONS                           505,000                          0.17            February 27, 2007
          WARRANTS                          420,000                          0.12            October 10, 2002
                                                                             0.15            October 10, 2003
        ====================================================================================================================


   8.  RELATED PARTY TRANSACTIONS

       These consolidated financial statements include transactions with related parties as follows:

       a) The Company incurred $17,435 (2001 - $897) to directors or companies controlled by directors for geological services which have been expensed as property investigation costs.

       b) The Company incurred $30,000 (2001 - $30,000) in management, consulting fees to a director of the Company or a company controlled by the same director and $16,000 (2001 - Nil) in consulting fees to an individual related to a director of the Company.

       c) $10,496 (2001 - Nil) included in accounts payable and accrued liabilities to directors or to a company controlled by a director for geological services.

       d) In December 2001, the Company issued a total of 475,337 shares, in settlement of a total debt of $47,534 due to officers, directors and consultants, at a price of $0.10 per share. The stock price was determined under the TSX Venture Exchange policies whereby the Company is allowed to issue shares for debt at market less 25% when the market price is below $0.50 per share but limited to minimum of $0.10 per share.

        Amounts due to or from affiliated companies are unsecured, non-interest bearing, with no fixed terms of repayment.

    9.  BASIS AND DILUTED LOSS PER SHARE

        Loss per share is calculated using the weighted-average number of common shares outstanding during the fiscal year. For this purpose, share consolidations are reflected on a retroactive basis to the preceding years. The weighted-average number of common shares outstanding used to calculate loss per share are as follows:

               Six months ended May 31, 2002           4,499,864
               Six months ended May 31, 2001           2,777,293
               Year ended November 30, 2001            2,777,293

    TRIBAND ENTERPRISE CORP.                              Amended and Restated
    (Formerly Triband Resource Corporation)
    (An Exploration Stage Company)
    NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited) (Expressed in Canadian Dollars)
    MAY 31, 2002

    ============================================================================

    9.  BASIC AND DILUTED LOSS PER SHARE  (cont'd...)

        Options and warrants to purchase shares of common stock were outstanding during fiscal 2001, 2000, and 1999, but were not included in the computation of diluted loss per share. The effect of the options and warrants would be anti-dilutive, either because of the net loss in those years, or because the options exercise prices were greater than the average market prices of the common stock.

    10. INCOME TAXES

        The tax effects of temporary differences that give rise to significant components of future income tax assets and liabilities by applying the combined Canadian federal and provincial income tax rate of 44.71% (2000
        - 45.62%) are as follows:

        ====================================================================================================
                                                                      November 30             November 30
                                                                          2001                    2000
        ----------------------------------------------------------------------------------------------------
          Net loss for the year                                    $     (679,437)         $   (1,114,168)
          Income tax recovery at combined basic
          Canadian Federal and Provincial tax rate:
              44.71% (2000 - 45.62%)                                      303,776                 508,283
          Foreign tax rates differentials                                 (13,707)                (30,712)
          Permanent differences                                                --                     577
          Tax benefit of losses not recognized in current year           (290,069)               (478,148)
                                                                   ---------------         ---------------
          Income tax recovery                                      $           --          $           --
        ====================================================================================================

        A reconciliation of the income tax benefit (provisions) with amounts determined by applying the Canadian income tax rates to the consolidated loss for completed financial periods is as follows:


        ====================================================================================================
                                                                      November 30             November 30
                                                                          2001                    2000
        ----------------------------------------------------------------------------------------------------
          Future income tax:
             Property, plant and equipment                         $       12,200          $        9,100
             Issuance costs                                               110,600                 112,800
             Losses available for future periods                        1,588,100               1,480,600
                                                                   ---------------         ---------------

                                                                        1,710,900               1,602,500
          Valuation allowance                                          (1,710,900)             (1,602,500)
                                                                   ---------------         ---------------

                                                                   $           --          $           --
        ====================================================================================================

        The above losses available for future periods include US operating losses by applying the income tax rates of 34% (2000 - 34%).

        These tax benefits have not been recognized in the consolidated financial statements, as there is no certainty that they will be utilized.

    TRIBAND ENTERPRISE CORP.                                Amended and Restated
    (Formerly Triband Resource Corporation)
    (An Exploration Stage Company)
    NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited) (Expressed in Canadian Dollars)
    MAY 31, 2002

    ============================================================================

    10. INCOME TAXES (cont'd...)

        Subject to certain restrictions, the Company has exploration and development expenditures of approximately $1,055,000 (2000 $1,055,000) and operating losses of approximately $1,548,300 (2000 $1,294,900) available to reduce future Canadian taxable income. The Company also has operating losses from US subsidiary of approximately $1,247,700 (2000 -$1,201,600) available to reduce US taxable income. These losses expire as follows:

               2002                            $   11,000         $     --
               2003                                96,000               --
               2004                               194,300               --
               2005                               321,300               --
               2006                               504,600               --
               2007                               167,700               --
               2008                               253,400               --
               2017                                    --          185,000
               2018                                    --          483,800
               2019                                    --          321,800
               2020                                    --          211,000
               2021                                                 46,100
                                              ------------      -----------
                                                $1,548,300       $1,247,700
                                              ============      ===========

    11. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

        These CONSOLIDATED INTERIM FINANCIAL statements have been prepared in accordance with generally accepted accounting principles in Canada. Except as set out below, these financial statements also comply, in all material respects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities and Exchange Commission.

        STOCK BASED COMPENSATION

        The United States Financial Accounting Standards Board has issued Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB25"). This statement uses the intrinsic value based method whereby compensation cost is recorded for the excess, if any, of the quoted market price over the exercise price, at the date the stock options are granted. As at November 31, 2001, no compensation cost would have been recorded for any period under this method. Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("SFAS 123"), issued in October 1995, requires the use of the fair value based method of accounting for stock options. Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the exercise period.

        SFAS 123, however allows the Company to continue to measure the compensation cost of employees and directors in accordance with APB 25. Canadian generally accepted accounting principles do not require the reporting of any stock based compensation expense in the Company's financial statements.

    TRIBAND ENTERPRISE CORP.                              Amended and Restated
    (Formerly Triband Resource Corporation)
    (An Exploration Stage Company)
    NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited) (Expressed in Canadian Dollars)
    MAY 31, 2002

    ============================================================================

    11. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

        STOCK BASED COMPENSATION (cont'd...)

        For compliance with United States generally accepted accounting principles, the Company uses the Black Scholes Option Pricing Model to determine the fair value of incentive stock options at the grant date. As at May 31, 2002, compensation expense totaling $704,826 has been incurred. In determining the fair value of these incentive stock options, the following assumptions were used:



        ==================================================================================================================

                                                               2002                 2001              2000
        ------------------------------------------------------------------------------------------------------------------
         Risk free interest rate                               5.09%                   4%             6.16%
         Expected life                                       5 years              5 years           5 years
         Expected volatility                                    173%                  68%              161%
         Expected dividends                                      --                   --                --
        ==================================================================================================================

        The following is a summary of the status of stock options outstanding at May 31, 2002:

        ==========================================================================================================================
                                                                    Outstanding Options                    Exercisable Options
                                                                -----------------------------         ----------------------------
                                                                     Weighted
                                                                      Average      Weighted                            Weighted
                                                                    Remaining       Average                             Average
         Range of                                                 Contractual      Exercise                            Exercise
         Exercise Prices                        Number           Life (Years)         Price            Number             Price
        --------------------------------------------------------------------------------------------------------------------------
            $      0.17                        505,000                 4.75     $      0.17           505,000       $      0.17
        ==========================================================================================================================


        The consolidation of the Company's outstanding options on a one new for five old basis as a result of the consolidation of the Company's common stock. The effects of the consolidations have been applied on a retroactive basis.

    TRIBAND ENTERPRISE CORP.                              Amended and Restated
    (Formerly Triband Resource Corporation)
    (An Exploration Stage Company)
    NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited) (Expressed in Canadian Dollars)
    MAY 31, 2002

    ============================================================================

    11. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

        STOCK BASED COMPENSATION (cont'd...)

        The following is a summary of the stock based compensation plan during 2002, 2001 and 2000:

        ==================================================================================================================
                                                                                                             Weighted
                                                                                                              Average
                                                                                   Number                    Exercise
                                                                                of Shares                       Price
        ------------------------------------------------------------------------------------------------------------------

          Outstanding and exercisable at November 30, 1999                         241,690
          Weighted average fair value of options granted during 1999                              $  1.90
                                                                                                  =======
                Granted                                                            183,000                        2.05
                Exercised                                                         (179,690)                       0.85
                Forfeited                                                               --
                                                                                -----------
          Outstanding and exercisable at November 30, 2000                         245,000
          Weighted average fair value of options granted during 2000                              $  1.80
                                                                                                  =======
                Granted                                                                 --                          --
                Exercised                                                               --                          --
                Forfeited                                                          (43,000)                       1.50

          Outstanding and exercisable at November 30, 2001                         202,000
               Weighted average fair value of options granted during 2001                         $  1.85
                                                                                                  =======
               Granted                                                             505,000                        0.17
               Exercised                                                                --                          --
               Forfeited                                                          (202,000)                       0.37
                                                                                -----------
          Outstanding and exercisable at May 31, 2002                              505,000

                                                                                -----------
          Weighted average fair value of options granted during 2002                              $  0.17
        ==================================================================================================================

        INCOME TAXES

        The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). SFAS No. 109 requires a company to recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in a company's financial statements. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the tax rates in effect in the years when the temporary differences are expected to reverse.

    TRIBAND ENTERPRISE CORP.                               Amended and Restated
    (Formerly Triband Resource Corporation)
    (An Exploration Stage Company)
    NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited) (Expressed in Canadian Dollars)
    MAY 31, 2002

    ============================================================================

    11. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

        MINERAL PROPERTIES

        The Company's policy of expensing development and exploration costs except in the case where an outright property interest has been acquired has resulted in an accounting treatment for these costs which the Company considers to be, in substance, congruent with US GAAP. TRADING

        SECURITIES AND AVAILABLE-FOR-SALE SECURITIES

        Under Canadian generally accepted accounting principles, marketable securities are recorded at the lower of cost or quoted market value. Long-term investments are recorded at cost and only written down when there is evidence of a decline in value below carried value that is other than temporary. Holding gains are never recognized.

        Under Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"), unrealized holding gains and losses for trading securities are included in statements of operations. Unrealized holding gains and losses for available-for-sale securities are excluded from statements of operations and reported as a net amount in a separate component of shareholders' equity until realized.

        The fair value of the Company's investment in Indico Technologies Corporation ("Indico) (Note 7) at November 30, 1998 was $718,310, resulting in a $43,540 unrealized holding loss. Under SFAS No. 115, this loss is reported as a separate component of shareholders' equity at November 30, 1998. During the year ended November 30, 1999, this investment was reclassified as trading securities. At November 30, 1999 the fair value was $387,324, resulting in a $374,526 unrealized holding loss, which, under both SFAS No. 115 and Canadian generally accepted accounting principles, was included in statements of operations.

        COMPREHENSIVE INCOME

        SFAS No. 130, "Reporting Comprehensive Income", addresses standards for the reporting and display of comprehensive income and its components.

        Comprehensive income includes net income and other comprehensive income. Other comprehensive income represents revenues, expenses, gains and losses that are excluded from net income under United States generally accepted accounting principles.

        For the six months ended May 31, 2002 and 2001, there were no other items of comprehensive income.

    TRIBAND ENTERPRISE CORP.                               Amended and Restated
    (Formerly Triband Resource Corporation)
    (An Exploration Stage Company)
    NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited) (Expressed in Canadian Dollars)
    MAY 31, 2002

    ============================================================================

    11. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

        RECENT ACCOUNTING PRONOUNCEMENTS

        In July, 2001, the FASB issued SFAS Nos. 141 and 142 ("FAS 141" and `FAS 142"), "Business Combinations" and "Goodwill and Other Intangible Assets." FAS 141 replaces APB 16 and eliminates pooling-of-interests accounting prospectively. It also provides guidance on purchase accounting related to the recognition of intangible assets and accounting for negative goodwill. FAS 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Under FAS 142, goodwill will be tested annually and whenever events or circumstances occur indicating that goodwill might be impaired, FAS 141 and FAS 142 are effective for all business combinations completed after June 30, 2001. Upon adoption of FAS 142, amortization of goodwill recorded for business combinations consummated prior to July 1, 2001 will cease, and intangible assets acquired prior to July 1, 2001 that do not meet the criteria for recognition under FAS 141 will be reclassified to goodwill. Companies are required to adopt FAS 142 for fiscal years beginning after December 15, 2001, but early adoption is permitted. The Company is required to adopt FAS 141 and 142 on a prospective basis as of January 1, 2002. The Company has not recorded any goodwill and, therefore, the application of FAS 141 and 142 will not have a material affect on its CONSOLIDATED INTERIM FINANCIAL position or results of operations.

        In August 2001, the FASB issued FAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." FAS 144 replaces FAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The FASB issued FAS 144 to establish a single accounting model, based on the framework established in FAS 121, as FAS 121 did not address the accounting for a segment of a business accounted for as a discontinued operation under APB 30, "Reporting The Results of Operations - Reporting The Effects of Disposal of a Segment of a Business, and Extraordinary, Usual and Infrequently Occurring Events and Transactions." FAS 144 also resolves significant implementation issues related to FAS-121. Companies are required to adopt FAS 144 for fiscal years beginning after December 15, 2001, but early adoption is permitted. The Company will adopt FAS 144 as of January 1, 2002. The Company has determined that the application of FAS 144 will not have a material affect on its consolidated financial position or results of operations.

    TRIBAND ENTERPRISE CORP.                              Amended and Restated
    (Formerly Triband Resource Corporation)
    (An Exploration Stage Company)
    NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited) (Expressed in Canadian Dollars)
    MAY 31, 2002

    ============================================================================

    11. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

        The impact of the above differences between Canadian and United States generally accepted accounting principles on statement of loss, as reported, is as follows:

        ==================================================================================================================
                                                                    Cumulative
                                                                       Amounts
                                                                          From
                                                                    October 7,
                                                                       1994 to              Six Months Ended May 31
                                                                        May 31        ------------------------------------
                                                                          2002                2002              2001
        ------------------------------------------------------------------------------------------------------------------
          Loss for the period as reported                         $ (4,463,527)         $ (122,803)        $ (505,033)

          Less:
            Compensation expense on
              granting of stock options                               (786,292)            (81,790)                --
            Acquisition of mineral
              properties                                            (1,098,950)                 --               (189)

          Add:
            Write-off of mineral properties
              under Canadian generally
              accepted accounting
              principles                                             1,098,950                  --                 --
                                                                  -------------         -----------        -----------
         Loss for the period in
               accordance with United
               States generally accepted
               accounting principles                              $ (5,249,819)         $ (204,593)        $ (505,222)
        ==================================================================================================================

    TRIBAND ENTERPRISE CORP.                              Amended and Restated
    (Formerly Triband Resource Corporation)
    (An Exploration Stage Company)
    NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited) (Expressed in Canadian Dollars)
    MAY 31, 2002

    ============================================================================

    11. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

        The impact of the above differences between Canadian and United States generally accepted accounting principles on the statement of deficit, as reported, is as follows:


        ========================================================================================

                                                              Six Months Ended May 31
                                                   ---------------------------------------------
                                                                 2001                  2000
        ----------------------------------------------------------------------------------------
          Deficit, as reported                            $(4,463,527)          $(4,166,320)

          Cumulative compensation expense
             on granting of stock options                    (786,292)             (704,826)

          Mineral property acquisition costs
             expensed under United States
             generally accepted accounting
             principles                                            --                    (1)

          Deferred exploration costs expensed
             under United States generally
             accepted accounting principles                        --                    --
                                                          ------------          ------------
                                                             (786,292)             (704,827)
                                                          ------------          ------------
          Deficit in accordance with United
             States generally accepted
             accounting principles                        $(5,249,819)          $(4,871,147)
        ========================================================================================

    TRIBAND ENTERPRISE CORP.                               Amended and Restated
    (Formerly Triband Resource Corporation)
    (An Exploration Stage Company)
    NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited) (Expressed in Canadian Dollars)
    MAY 31, 2002

    ============================================================================

    11. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

        The impact of the above differences between Canadian and United States generally accepted accounting principles on the statement of changes in shareholders' equity, as reported, is as follows:

        ==========================================================================================================================
                                                                                    Common             Deficit
                                                           Capital Stock            Shares         Accumulated
                                                      -----------------------    Committed          During the
                                                       Number                        To be         Exploration
                                                    of Shares         Amount        Issued               Stage           Total
        --------------------------------------------------------------------------------------------------------------------------
         Shareholders' equity as
           Reported November 30,
           1999  (restated-Note 2)                  2,578,603     $4,053,698     $      --         $ (2,547,119)   $ 1,506,579

         Mineral property
            Acquisition costs
            Expensed under
            United States
            Generally accepted
            Accounting principles                          --             --            --             (913,287)      (913,287)

         Compensation expense
            on granting of  stock
            Options                                        --        228,422            --             (228,422)            --
                                                     ---------    -----------    ----------        -------------   ------------
         Shareholders' equity in
            Accordance with
           United States
           Generally accepted
           accounting principles
           at November 30, 1999                      2,578,603    $4,282,120     $      --         $ (3,688,828)   $   593,292
        =========================================================================================================================

                                                     - continued -

    TRIBAND ENTERPRISE CORP.                              Amended and Restated
    (Formerly Triband Resource Corporation)
    (An Exploration Stage Company)
    NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited) (Expressed in Canadian Dollars)
    MAY 31, 2002

    ===========================================================================

    11. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

        ==========================================================================================================================
          Continued
                                                                                    Common             Deficit
                                                           Capital Stock            Shares         Accumulated
                                                      -----------------------    Committed          During the
                                                       Number                        To be         Exploration
                                                    of Shares         Amount        Issued               Stage           Total
        --------------------------------------------------------------------------------------------------------------------------
         Shareholders' equity as
           Reported November 30,
           2000  restated-Note 4)                   2,777,293     $4,230,059     $      --         $(3,661,287)    $   568,772

         Mineral property acquisition
           costs expensed under
           United States generally
           accepted accounting principles                  --             --            --            (413,538)       (413,538)

         Compensation expense on
           granting of stock options                       --        704,826            --            (704,826)             --
                                                     ---------    -----------    ----------        -------------   ------------
         Shareholders' equity in
           accordance with United
           States generally
           accepted accounting
           principles at November
           30, 2000                                 2,777,293     $4,934,885     $      --         $(4,779,651)    $     155,234
        ==========================================================================================================================

    TRIBAND ENTERPRISE CORP.                              Amended and Restated
    (Formerly Triband Resource Corporation)
    (An Exploration Stage Company)
    NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited) (Expressed in Canadian Dollars)
    MAY 31, 2002

    ============================================================================

    11. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

        ==========================================================================================================================
          Continued
                                                                                    Common             Deficit
                                                           Capital Stock            Shares         Accumulated
                                                      -----------------------    Committed          During the
                                                       Number                        To be         Exploration
                                                    of Shares         Amount        Issued               Stage           Total
        --------------------------------------------------------------------------------------------------------------------------
         Shareholders' equity as
           reported November 30,
           2001                                     2,777,293     $4,230,059     $ 125,000         $(4,340,724)    $    14,335

         Compensation expense on
           granting of stock options                       --        704,826            --            (704,826)             --

         Shareholders' equity in
           accordance with United
           States generally
           accepted accounting
           principles at November
           30, 2001                                 2,777,293     $4,934,885     $ 125,000         $(5,045,550)    $    14,335

         Shareholders' equity as
           reported May 31, 2002                    5,582,630     $4,524,193     $      --         $(4,463,527)    $    60,666

         Compensation expense on
           granting of stock options                       --        786,292            --            (786,292)             --
                                                     ---------    -----------    ----------        -------------   ------------
         Shareholders' equity in
           accordance with United
           States generally
           accepted accounting
           Principles at May 31,
           2002                                     5,582,630     $5,310,485     $      --         $ (5,249,819)   $    60,666
        ==========================================================================================================================

        LOSS PER SHARE

        SFAS No. 128 "Earnings Per Share" simplifies the computation of earnings per share by replacing the presentation of primary earnings per share with a presentation of basic earnings per share, as defined. The statement requires dual presentation of basic and diluted earnings per share by entities with complex capital structures. Basic earnings per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of shares outstanding for the period. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity similar to fully diluted earnings per share.

    TRIBAND ENTERPRISE CORP.                              Amended and Restated
    (Formerly Triband Resource Corporation)
    (An Exploration Stage Company)
    NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited) (Expressed in Canadian Dollars)
    MAY 31, 2002

    ============================================================================

    11. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

        The following loss per share information results under United States general accepted accounting principles:


        ==============================================================================================================
                                                                                   2002                 2001
        --------------------------------------------------------------------------------------------------------------
          Net loss for the period under United States GAAP                   $   (204,593)         $   (505,222)
          Weighted average number of shares outstanding
               under United States GAAP (adjusted for
               roll-back)                                                       4,499,864             2,779,293
        --------------------------------------------------------------------------------------------------------------

          Basic loss per share                                               $      (0.05)         $      (0.18)
        ==============================================================================================================

        Diluted EPS has not been disclosed as the effect of the exercise of the Company's outstanding options and warrants would be anti-dilutive.

    12. CONTINGENCY ENVIRONMENTAL REGULATIONS

        All phases of the Company's operations are subject to environmental regulations. Environmental legislation, in the countries in which the Company is currently performing exploration work, is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened degree of responsibilities for companies and their officers, directors and employees. Although presently, compliance with such laws is not a significant factor in the Company's operations, there is no assurance that future changes in environmental regulations, if any, will not adversely affect the Company's operations.

    13. SUBSEQUENT EVENTS

        Subsequent to the period end the following shares and units were issued:
        a) 250,000 purchase warrants were exercised at $0.12 per share. b) 80,834 purchase warrants were exercised at $0.30 per share. c) 82,272 shares were issued at $0.23 per share for settlement of debt. d) 850,000 units issued at $0.23 per unit. e) 45,000 units were issued for finder's fees.

    14. COMPARATIVE FIGURES

        Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in current year. Further, certain comparative figures were amended to reflect the retroactive adoption of the new accounting guideline AcG-11 at beginning of the period.

                                                     Amended and Restated


[BCSC LOGO] BRITISH COLUMBIA                QUARTERLY AND YEAR END REPORT
            SECURITIES COMMISSION           BC FORM 51-901F (PREVIOUSLY FORM 61)
--------------------------------------------------------------------------------

----------------------------------------
FREEDOM OF INFORMATION AND PROTECTION OF
PRIVACY ACT. THE PERSONAL INFORMATION       INCORPORATED AS PART OF
REQUESTED ON THIS FORM IS COLLECTED
UNDER THE AUTHORITY OF AND USED FOR THE        Schedule A
PURPOSE OF ADMINISTERING THE SECURITIES
ACT. QUESTIONS ABOUT THE COLLECTION OR      X  Schedules B and C
USE OF THIS INFORMATION CAN BE DIRECTED        (Place X in appropriate category)
TO THE SUPERVISOR, FINANCIAL REPORTING
(604-899-6731). P.O. BOX 10142, PACIFIC
CENTRE, 701 WEST GEORGIA STREET,
VANCOUVER, BC V7Y 1L2. TOLL FREE IN
BRITISH COLUMBIA 1-800-373-6393.
----------------------------------------

--------------------------------------------------------------------------------

ISSUER DETAILS

NAME OF ISSUER                    FOR QUARTER ENDED             DATE OF REPORT
                                                                   YY/MM/DD
Triband Enterprise Corp.          May 31, 2002                     03/02/06
--------------------------------------------------------------------------------

ISSUER'S ADDRESS

  Suite 903 - 1485 West 6th Avenue
--------------------------------------------------------------------------------
CITY         PROVINCE      POSTAL CODE    ISSUER FAX NO.    ISSUER TELEPHONE NO.

Vancouver     BC           V6H 4G1        604-714-0879      604-331-0096
--------------------------------------------------------------------------------
CONTACT PERSON                 CONTACT'S POSITION          CONTACT TELEPHONE NO.

 Albert Wu                        Accountant                  604-331-0096
--------------------------------------------------------------------------------
CONTACT EMAIL ADDRESS                  WEB SITE ADDRESS

--------------------------------------------------------------------------------

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

                                                             DATE SIGNED
DIRECTOR'S SIGNATURE            PRINT FULL NAME                YY/MM/DD

  "Gray Freeman"                      Gary Freeman             03/02/06


                                                             DATE SIGNED
DIRECTOR'S SIGNATURE            PRINT FULL NAME                YY/MM/DD

  "William Green"                     William Green            03/02/06

                                                            Amended and Restated

TRIBAND ENTERPRISE CORP.
SCHEDULE B - SUPPLEMENTARY INFORMATION
MAY 31, 2002

(1)  Analysis of expenses and deferred costs

     See Note 5 of the consolidated financial statements.

(2)  Related parties transactions

     See Note 8 of the consolidated financial statements and Schedule B under Results of Operations.

(3a) Summary of securities issued during the period


       Date         Type       Type of Issue          Number       Price     Proceeds       Consideration     Issue Costs
       ----         ----       -------------          ------       -----     --------       -------------     -----------
     10-Dec-01     Common     Shares for debt         475,337     $ 0.10           N/A     Debt for $47,534         Nil
      1-Feb-02     Common     Private placement     1,350,000     $ 0.10       135,000                 Cash       5,000
      1-Feb-02     Warrants   Private placement     1,350,000        N/A           N/A                  N/A         Nil
      1-Feb-02     Common     Finder's fees            50,000     $ 0.10           N/A             Services         Nil
     22-Feb-02     Common     Warrants exercised      200,000     $ 0.12        24,000                 Cash         Nil
     25-Feb-02     Common     Warrants exercised      200,000     $ 0.12        24,000                 Cash         Nil
      8-Mar-02     Common     Warrants exercised      200,000     $ 0.12        24,000                 Cash         Nil
      6-Mar-02     Common     Warrants exercised      150,000     $ 0.12        18,000                 Cash         Nil
      4-Apr-02     Common     Warrants exercised       30,000     $ 0.12         3,600                 Cash         Nil
     24-May-02     Common     Warrants exercised      150,000     $ 0.12        18,000                 Cash         Nil

(3b) Summary of options granted

        Date        Number       Optionee          Price    Expiry Date
        ----        ------       --------          -----    -----------
     27-Feb-02     250,000     Gary Freeman         0.17     27-Feb-07
     27-Feb-02      90,000     Jerry Pogue          0.17     27-Feb-07
     27-Feb-02      50,000     Michael Bartlett     0.17     27-Feb-07
     27-Feb-02      25,000     Sam Szajman          0.17     27-Feb-07
     27-Feb-02      65,000     William Green        0.17     27-Feb-07
     27-Feb-02      25,000     Kathleen Martin      0.17     27-Feb-07
                   -------
                   505,000
                   =======

(4)  Summary of securities as at the end of the period

     See Note 7 of the consolidated financial statements.

(5)  List of directors and officers at end of the period

     Jerry G. Pogue, Director
     Michael L. Bartlett, Director
     Sam Szajman, Director and Secretary (resigned in July 2002)
     Gary R. Freeman, Director and President
     William R. Green, Director

                                                            Amended and Restated

SCHEDULE C - MANAGEMENT DISCUSSION & ANALYSIS

INTRODUCTION

Triband Enterprise Corp. (formerly Triband Resource Corporation) is a natural resource corporation engaged in the acquisition and exploration of mineral properties in the United States. In April 2000, the Company completed a filing with the Canadian Venture Exchange regarding the Company's intention to change its business and as a result, the Exchange issued a cease trade order until the filing was reviewed and approved on August 8, 2000. To date, the Company has not yet changed its business and decided to maintain its principal activity in the exploration of mineral properties.

This Management Discussion & Analysis summarizes the activities of the Company to date, and provides financial information for the each quarter ended February 28, 2002, May 31, 2002 and August 31, 2002 respectively.

WHISKY CANYON

     FOR THE PERIOD FROM DECEMBER 1, 2001 TO FEBRUARY 28, 2002

     The Company has resumed its exploration activities and fulfilled its work commitments in the Whisky Canyon project in Nevada. The Company has acquired new information about this area and will be formulating an exploration plan for this summer.

     FOR THE PERIOD FROM MARCH 1, 2002 TO MAY 31, 2002

     The Company has resumed its exploration activities and fulfilled its work commitments in the Whisky Canyon project in Nevada. The Company has acquired new information about this area and will be formulating an exploration plan for this summer.

     FOR THE PERIOD FROM JUNE 1, 2002 TO AUGUST 31, 2002

     The Company has resumed its exploration activities and fulfilled its work commitments in the Whisky Canyon project in Nevada. The Company has acquired new information about this area and is formulating an exploration plan. During the quarter, the Company paid US$7,500 against a property payment of US$15,000 due on July 9, 2002 in respect of the Betty O'Neal claims. The Company reached an agreement with the property owner of the Betty O'Neal claims to defer the balance of the property payment due being US$7,500 until January 1, 2003.

     FOR THE PERIOD FROM SEPTEMBER 1, 2002 TO FEBRUARY 6, 2003

     On January 28, 2003, the Company announced it will initiate exploration on its Lewis property in 2003. The Lewis property consists of the 100% owned BET claims covering 450 acres and the Betty O'Neal group, currently under option, covering 330 acres.

MANAGEMENT

In July 2002, Mr. Sam Szajman resigned as director of the Company.

                                                            Amended and Restated

RESULTS OF OPERATION

     FOR THE PERIOD FROM DECEMBER 1, 2001 TO FEBRUARY 28, 2002

     The net loss for the three months ended February 28, 2002 was $44,389 or $0.01 per share in comparison with $448,370 or $0.16 per share for the same period last year, after giving effect of the roll-back of 5 for 1 retroactively. The decrease in loss was mainly due to the absence of write down by way of impairment of mineral properties in the current quarter.

     During the quarter, the Company incurred $6,173 in exploration costs as the Company has adopted the new accounting policy. The Company will expense all exploration costs as incurred. During the quarter, the Company paid $15,000 to a private company controlled by Mr. Gary Freeman for his management services which include day to day overseeing and directing all activities in the Company. The same amount was paid in the prior period and was included in consulting fees. In January 2002, the Company filed 20F with Securities and Exchange Commission in the United States, incurring $3,841 in fees which is included in "Listing and Transfer Agent Fees" totaling $6,863 for the quarter. The balance of $3,022 represents filing and exchanges fees paid to regulatory authorities in Canada. The Company also spent $6,173 in exploration which includes $5,712 paid to a director and a company controlled by this director who planned, supervised, and directed all exploration and joint venture activities.

     In comparison with the quarter ended November 30, 2001, the Company incurred $20,542 less in expenditures. The reduction of loss mainly was the result of reduction of consulting fees of $6,392, investor relations expenses of $5,231, professional fees of $7,290, and office and general expenses of $3,883.

     FOR THE PERIOD FROM MARCH 1, 2002 TO MAY 31, 2002

     The net loss for the six months ended May 31, 2002 was $122,803 or $0.03 per share in comparison with $505,033 or $0.18 per share for the same period last year, after giving effect of the roll-back of 5 for 1. The decrease in loss was mainly due to the absence of write down by way of impairment of mineral properties and exploration costs.

     During the six months ended May 31, 2002, the Company incurred $18,850 in exploration costs as the Company has adopted the new accounting policy. The Company will expense all exploration costs as incurred. The $18,850 in exploration mainly consisted of fees paid to geological consultants for their time in compiling geological data and conducting reviews on mineral properties.

     During the six months ended May 31, 2002, the Company paid $30,000 to a private company controlled by Mr. Gary Freeman for his management services for overseeing and directing the business of the Company. The same amount was paid in the prior six-month period and was included in consulting fees. The Company also incurred $37,261 in consulting fees which included $5,771 for accounting fees, $14,340 for para-legal services such as filing with TSX and B. C. Securities Commission, and $16,000 for administrative services. Other major expenditure was $9,857 in professional fees which included $6,000 fees for the auditors and $3,857 for legal fees.

     During the quarter ended May 31, 2002, the Company had a loss of $78,414 in comparison with $44,389 for the last quarter ended February 28, 2002. The increase of loss of $34,025 was mainly due to the increase in:

     (1) Consulting fees of $23,531 for reorganizing corporate records and other secretarial and administrative services;
     (2) Exploration costs of $6,504 for a geologist's time in seeking for new mineral properties;

                                                            Amended and Restated

     (3) Professional fees of $5,351for fees paid to lawyers in Canada and United States.

     FOR THE PERIOD FROM JUNE 1, 2002 TO AUGUST 31, 2002

     The net loss for the nine months ended August 31, 2002 was $241,936 or $0.05 per share in comparison with $614,506 or $0.22 per share for the same period last year, after giving effect of the roll-back of 5 for 1. The decrease in loss was mainly due to significantly smaller impairment of mineral properties costs and exploration costs. During the period, the Company incurred $18,346 in exploration costs as the Company has adopted the new accounting policy. The Company will expense all mineral properties costs and exploration costs as incurred. The $18,346 in exploration mainly consisted of fees paid to geological consultants. During the period, the Company wrote down the acquisition costs of the mineral properties by an amount of $15,111 as impairment of mineral properties.

     During the nine months ended August 31, 2002, the Company paid $45,000 to a private company controlled by Mr. Gary Freeman for his management services for overseeing and directing the business of the Company. The same amount was paid in the prior period and was included in consulting fees. The Company also incurred $56,322 in consulting fees which included $3,832 for accounting fees, $21,340 for para-legal services such as filings with TSX Venture Exchange and B. C. Securities Commission, and $31,150 for administrative services. Other major expenditure was $22,828 in professional fees which included $14,000 fees for the auditors and $8,828 for legal fees.

     During the three months ended August 31, 2002, the Company had a loss of $119,133 in comparison with $78,414 for the quarter ended May 31, 2002. The increase of loss of $40,719 was mainly due to increase of the following expenses net of reduction of consulting fees of $11,335:

     (1) Investor relations of $11,974 which mainly consist of fees paid to consultants for designing and creating a company's web site;
     (2) Exploration costs of $4,150 for a geologist's time in seeking for new mineral properties;
     (3) Travel of $7,356 for business trips;
     (4) Listing and transfer agent fees of $5,149; and
     (5) Impairment of mineral properties of $15,111, which included $11,491 property payments and $3,620 mining claim recording fees paid for the existing Betty O'Neal claims in Nevada

FINANCING

     FOR THE PERIOD FROM DECEMBER 1, 2001 TO FEBRUARY 28, 2002

     During the period, the Company issued a total of 475,337 shares in settlement for a total debt of $47,534 due to officers, directors and consultants at the price of $0.10 per share. The stock prices was determined under the TSX Venture Exchange policies whereby the Company is allowed to issue shares for debt at market less 25% when the market price is below $0.50 per share but limited to minimum of $0.10 per share.

     The Company completed a private placement of 1,350,000 shares at the price of $0.10 per unit. Each unit consist of one common share and one share purchase warrant which entitling the holder to purchase one common share at the price of $0.12 per share for a period of one year and at $0.15 after one year from the closing of the private placement. A total of 50,000 common shares were issued as finder's fee at the price of $0.10 per share.

     During the period, 400,000 purchase warrants were exercised at the price of $0.12 per share.

                                                            Amended and Restated

     In February 2002, the Company cancelled all previously outstanding stock options and granted 505,000 incentive stock options at the price of $0.17 per share until February 27, 2007.

     FOR THE PERIOD FROM MARCH 1, 2002 TO MAY 31, 2002

     During the quarter, a total of 530,000 purchase warrants were exercised at the price of $0.12 per share.

     FOR THE PERIOD FROM JUNE 1, 2002 TO AUGUST 31, 2002

     On June 14, 2002, the Company issued an additional 82,272 common shares to settle a total debt of $18,923 at the price of $0.23 per share. The stock prices were determined under the TSX Venture Exchange policies whereby the Company is allowed to issue shares for debt at market less 25% when the market price is below $0.50 per share but limited to minimum of $0.10 per share.

     During the period, a total of 370,000 purchase warrants were exercised at the price of $0.12 per share. Total purchase warrants exercised during the nine months ended August 31, 2002 was 1,300,000, leaving 50,000 unexercised as of September 30, 2002.

     In June 2002, the Company completed another financing for 850,000 units at the price of $0.23 per unit. Each unit consists of one common share and one purchase warrant exercisable at the price of $0.30 per share until June 5, 2004. A finder's fee of 45,000 units was paid for this private placement. During the quarter, 80,834 warrants were exercised at the price of $0.30 per share.

     During the quarter, 25,000 stock options were exercised at the price of $0.17 per share.

     FOR THE PERIOD FROM SEPTEMBER 1, 2002 TO FEBRUARY 6, 2003

     On January 23, 2003, the Company granted 200,000 stock options to the president and a consultant of the Company at an exercise price of $0.24 per share.

     In January 2003, a total of 225,000 stock options were exercised at the price of $0.17 per share.

     INVESTOR RELATIONS

     Currently, the Company does not have an outside consultant to look after investor relations.

                                                       Amended and Restated


[BCSC LOGO]  British Columbia               QUARTERLY AND YEAR END REPORT
             Securities Commission          BC FORM 51-901F (PREVIOUSLY FORM 61)

--------------------------------------------------------------------------------

-------------------------------------------
FREEDOM OF INFORMATION AND PROTECTION             INCORPORATED AS PART OF:
OF PRIVACY ACT. THE PERSONAL INFORMATION
REQUESTED ON THIS FROM IS COLLECTED UNDER            x Schedule A
THE AUTHORITY OF AND USED FOR THE PURPOSE
OF ADMINISTERING THE SECURITIES ACT.                   Schedules B and C
QUESTIONS ABOUT THE COLLECTION OR USE OF               (Place x in appropriate
THIS INFORMATION CAN BE DIRECTED TO THE                         category)
SUPERVISOR. FINANCIAL REPORTING
(604-898-8731), P.O. BOX 10142,
PACIFIC CENTRE, 701 WEST GEORGIA STREET,
VANCOUVER, BC V7Y 1L2. TOLL FREE IN BRITISH
COLUMBIA 1-800-373-6393.
-------------------------------------------

--------------------------------------------------------------------------------

ISSUER DETAILS

NAME OF ISSUER                 FOR QUARTER ENDED             DATE OF REPORT
                                                                 YY/MM/DD
Triband Enterprise Corp.       February 28, 2002                 03/02/06
--------------------------------------------------------------------------------

ISSUER'S ADDRESS

  Suite 903-1485 West 6th Avenue
--------------------------------------------------------------------------------

CITY         PROVINCE      POSTAL CODE      ISSUER FAX NO.  ISSUER TELEPHONE NO.

  Vancouver  BC            V6H 4G1          604-714-0879       604-331-0096
--------------------------------------------------------------------------------

CONTACT PERSON                 CONTACT'S POSITION          CONTACT TELEPHONE NO.

  Albert Wu                        Accountant                  604-331-0096
--------------------------------------------------------------------------------

CONTACT EMAIL ADDRESS                     WEB SITE ADDRESS

--------------------------------------------------------------------------------

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained yherein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

                                                               DATE SIGNED
DIRECTOR'S SIGNATURE          PRINT FULL NAME                    YY/MM/DD

   "Gary Freeman"                    Gary Freeman                 03/02/06


                                                               DATE SIGNED
DIRECTOR'S SIGNATURE          PRINT FULL NAME                    YY/MM/DD

   "William Green"                   William Green               03/02/06

                                                            AMENDED AND RESTATED














                            TRIBAND ENTERPRISE CORP.
                    (FORMERLY TRIBAND RESOURCE CORPORATION)
                         (AN EXPLORATION STAGE COMPANY)

                   CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                        (EXPRESSED IN CANADIAN DOLLARS)
                                  (UNAUDITED)

                                AUGUST 31, 2002

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(AN EXPLORATION STAGE COMPANY)
CONSOLIDATED BALANCE SHEETS
(EXPRESSED IN CANADIAN DOLLARS)
(UNAUDITED - PREPARED BY MANAGEMENT)

============================================================================================================================

                                                                     August 31          August 31          November 30
                                                      Notes              2002               2001                 2001
----------------------------------------------------------------------------------------------------------------------------
ASSETS
Current
   Cash and cash equivalents                                      $    182,838        $    23,640          $    59,833
   Receivables                                                          20,216             15,705               15,986
   Prepaid expenses                                                      7,552                859                6,230
                                                                  -------------       ------------         ------------
                                                                       210,606             40,204               82,049
Property, plant and equipment                            4               7,328              9,167                9,350
Mineral properties                                    2, 5                  --                  1                   --
Deferred exploration costs                            2, 6                  --                 --                   --
Investments                                              7              27,565             27,565               27,565
                                                                  -------------       ------------         ------------
                                                                  $    245,499        $    76,937          $   118,964
============================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY

Current
   Accounts payable and accrued liabilities              9        $     14,049        $    85,077          $   102,035
   Due to affiliated company                             9               2,594              2,594                2,594
                                                                  -------------       ------------         ------------
                                                                        16,643             87,671              104,629
                                                                  -------------       ------------         ------------
NATURE AND CONTINUANCE OF OPERATIONS                     3
CONTINGENCY                                             13

Shareholders' equity
   Capital stock                                         8           4,811,516          4,230,059            4,230,059
   Common shares committed to be issued                  8                  --             35,000              125,000
   Deficit accumulated during the exploration stage                 (4,582,660)        (4,275,793)          (4,340,724)
                                                                  -------------       ------------         ------------
                                                                       228,856            (10,734)              14,335
                                                                  -------------       ------------         ------------
                                                                  $    245,499        $    76,937          $   118,964

===========================================================================================================================

"Gary Freeman"                                "Willaim Green"
____________________________ Director   ____________________________ Director


The accompanying notes are an integral part of these consolidated financial statements.

TRIBAND ENTERPRISE CORP.
(FORMERLY TRIBAND RESOURCE CORPORATION)
(AN EXPLORATION STAGE COMPANY)
CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND CUMULATIVE LOSS (EXPRESSED IN CANADIAN DOLLARS)
(UNAUDITED - PREPARED BY MANAGEMENT)

==================================================================================================================================
                                                         Cumulative
                                                            Amounts
                                                               From        Nine Months Ended           Three Months Ended
                                                         October 7,     -----------------------    ---------------------------
                                                            1994 to
                                                             May 31      August 31     August 31     August 31      August 31
                                                               2002           2002          2001          2002           2001
                                                       -------------   ------------  ------------  ------------   ------------
GENERAL AND ADMINISTRATIVE EXPENSES
   Amortization                                         $    20,499    $     2,022   $     2,530           674            843
   Consulting fees                                          360,496         56,322        80,410        19,061         37,200
   Exploration costs                                      1,604,373         35,677        23,223        16,827         19,346
   Listing and transfer agent fees                          129,188         14,037         9,942         5,407          6,503
   Management fees                                           45,000         45,000            --        15,000             --
   Office                                                   287,889         19,298        30,281         8,514         13,364
   Professional fees                                        138,722         22,828        17,413        12,971          4,077
   Property Investigation                                   186,563             --        10,000            --         10,000
   Salaries and benefits                                     80,308             --            --            --             --
   Shareholder communication                                391,797         18,351         4,984        15,189          1,138
   Travel                                                    81,387         11,291         5,462         9,100          1,470
                                                       -------------   ------------  ------------  ------------   ------------

Loss before the under-noted                              (3,326,222)      (224,826)     (184,245)     (102,743)       (93,941)

Interest income                                             196,787            686         1,868           410            284
Investment income                                            27,564             --            --            --             --
Gain on foreign exchange                                    158,452         (2,685)         (720)       (1,689)            96
Loss on disposal of capital assets                           (4,186)            --            --            --             --
Impairment of mineral properties                         (1,114,061)       (15,111)     (429,637)      (15,111)       (15,912)
Write off of acquisition costs (Note 6)                    (100,722)            --        (1,772)           --             --
Gain from sale of marketable securities (Note 6)            100,703             --            --            --             --
Write down of marketable securities (Note 6)               (374,526)            --            --            --             --
Write down of investment                                   (146,449)            --            --            --             --
                                                       -------------   ------------  ------------  ------------   ------------

Net loss for the period                                  (4,582,660)      (241,936)     (614,506)     (119,133)      (109,473)

Deficit, beginning of period                                     --     (4,340,724)   (3,661,287)   (4,463,527)    (4,166,320)

                                                       -------------   ------------  ------------  ------------   ------------

Deficit, end of period                                  $(4,582,660)   $(4,582,660)  $(4,275,793)  $(4,582,660)   $(4,275,793)
===============================================================================================================================

Loss per share (Note 2)                                                $     (0.05)  $     (0.22)  $     (0.02)   $     (0.04)
===============================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

TRIBAND ENTERPRISE CORP.                                   Amended and Restated
(FORMERLY TRIBAND RESOURCE CORPORATION)
(AN EXPLORATION STAGE COMPANY)
CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(EXPRESSED IN CANADIAN DOLLARS)
(UNAUDITED - PREPARED BY MANAGEMENT)

==================================================================================================================================
                                                                Cumulative
                                                                   Amounts
                                                                      From       Nine Months Ended         Three Months Ended
                                                                October 7,     -----------------------    ----------------------
                                                                   1994 to
                                                                    May 31     August 31     August 31     August 31    August 31
                                                                      2002          2002          2001          2002         2001
                                                              -------------  ------------  ------------  ------------ ------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss for the period                                     $(4,582,660)  $  (241,936)  $  (614,506)  $  (119,133) $  (109,473)
   Items net affecting cash
     Amortization                                                   20,499         2,022         2,530           674          843
     Investment income                                             (27,564)           --            --            --           --
     Gain on sale of marketable securities                        (100,703)           --            --            --           --
     Loss on disposal of property, plant and equipment               4,186            --            --            --           --
     Impairment of mineral properties                            1,098,950            --       429,637            --       15,912
     Write-down of marketable securities                           374,526            --            --            --           --
     Write down of investments                                     146,449            --            --            --           --
     Write down of acquisition costs                               100,722            --         1,772            --           --
   Net change in non-cash working capital items
     (Increase) decrease in receivables                            (20,216)       (4,230)       (5,719)       18,748       (2,261)
     (Increase) decrease in prepaid expenses                        (7,552)       (1,322)       21,091         1,215          872
     Increase (decrease) in accounts payable                        14,049       (87,986)       46,267       (48,606)      33,330
     Increase (decrease) in due to affiliated company                2,594            --        (2,968)           --           --
                                                              -------------  ------------  ------------  ------------ ------------
   Net cash provided by (used in) operating activitie s         (2,976,720)     (333,452)     (121,896)     (147,102)     (60,777)
                                                              -------------  ------------  ------------  ------------ ------------
CASH FLOWS FROM INVESTING ACTIVITIES
   Proceeds on sale of marketable securities                       488,027            --            --            --           --
   Property, plant and equipment acquired                          (38,196)           --          (214)           --           --
   Proceeds on disposal of property, plant and equipment             6,183            --            --            --           --
   Acquisition of mineral properties                              (498,950)           --       (16,100)           --      (15,912)
   Increase in Investments                                      (1,009,022)           --        (1,772)           --           --
                                                              -------------  ------------  ------------  ------------ ------------
   Net cash (used to) provided by investing activities          (1,051,958)           --       (18,086)           --      (15,912)
                                                              -------------  ------------  ------------  ------------ ------------
CASH FLOWS FROM FINANCING ACTIVITIES
   Share subscriptions receivable                                       --            --            --        18,000           --
   Issuance of capital stock, net of issuance costs              4,211,516       581,457            --       287,323           --
   Common shares committed to be issued                                 --      (125,000)       35,000            --       35,000
                                                              -------------  ------------  ------------  ------------ ------------
   Net cash provided by financing activities                     4,211,516       456,457        35,000       305,323       35,000
                                                              -------------  ------------  ------------  ------------ ------------
   Increase (decrease) in cash and equivalents during the
     period                                                        182,838       123,005      (104,982)      158,221      (41,689)
   Cash and cash equivalents, beginning of period                       --        59,833       128,622        24,617       65,329
                                                              -------------  ------------  ------------  ------------ ------------

   Cash and cash equivalents, end of period                    $   182,838   $   182,838   $    23,640   $   182,838  $    23,640
==================================================================================================================================

Cash paid during the period for:
   Interest                                                    $        --   $        --   $        --   $        --  $        --
   Income taxes                                                $        --   $        --   $        --   $        --  $        --
==================================================================================================================================

        Since inception, the Company has issued a total of 660,700 common shares (adjusted for roll-back) for non-cash consideration as follows:


=====================================================================================================================
                                        Number of
Year                                       Shares           Amount             Consideration
---------------------------------------------------------------------------------------------------------------------
1996                                      600,000      $    600,000            Acquisition of mineral property
1999                                       10,700             8,025            Finder's fee
2002                                       95,000            15,350            Finder's fee
=====================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

    TRIBAND ENTERPRISE CORP.                               Amended and Restated
    (Formerly Triband Resource Corporation)
    (An Exploration Stage Company)
    NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited) (Expressed in Canadian Dollars)
    AUGUST 31, 2002

    ===========================================================================
    1.  NATURE AND CONTINUANCE OF OPERATIONS

        The Company's principal business activity is the exploration and development of mineral properties.

        Effective July 9, 2001, the Company changed its name from Triband Resource Corporation to Triband Enterprise Corp.

        The Company is in the process of exploring and developing its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

        During the year ended November 30, 2000, the Company decided to change its business focus to internet or high tech ventures and completed a filing with the Canadian Venture Exchange regarding the Company's intention to change its business (Note 7). The Company was unable to complete its change of business and decided to maintain its principal activity in the exploration and development of mineral properties.

        The Company's consolidated financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations. However, the Company does not generate sufficient cash flow from operations to adequately fund its activities and has therefore relied principally upon the issuance of securities for financing. Future capital requirements will depend on many factors including the Company's ability to execute its business plan. The Company intends to continue relying upon the issuance of securities to finance its future activities but there can be no assurance that such financing will be available on a timely basis under terms acceptable to the Company. Although these consolidated financial statements do not include any adjustments that may result from the inability to secure future financing, such condition would have a material adverse effect on the Company's business, results of operations and financial condition.

    2.  CHANGE IN ACCOUNTING POLICY

        On December 1, 2000, the Company changed its accounting policy to expensing development and exploration costs as incurred. This change in policy has been retroactively applied. The effect of the change in accounting policy on the financial statements for the year ended November 30, 2001 was that $19,293 of exploration costs were expensed that would otherwise have been capitalized. The overall effect of the change in accounting policy is as follows:

        ==========================================================================================================================
        Prior to change in policy                   2001                2000               1999             1998            1997
        --------------------------------------------------------------------------------------------------------------------------
        Opening deficit                    $   2,877,570       $   1,418,297      $     518,461    $     289,659     $    88,554
        Net loss for the year                    679,437           1,459,273            899,836          228,802         201,105
        --------------------------------------------------------------------------------------------------------------------------
        Closing deficit                        3,557,007           2,877,570          1,418,297          518,461         289,659
        --------------------------------------------------------------------------------------------------------------------------

        Restated, due to change in
          accounting policy:
        --------------------------------------------------------------------------------------------------------------------------
        Opening deficit                        3,661,287           2,547,119          1,576,774          289,659          88,554
        Net loss for the year                    679,437           1,459,273            899,836          228,802         201,105
        Net change due to change in
          accounting policy                           --            (345,105)            70,509        1,058,313         601,569
        --------------------------------------------------------------------------------------------------------------------------

        Closing deficit                        4,340,724           3,661,287          2,547,119        1,576,774         891,228
        --------------------------------------------------------------------------------------------------------------------------

        Net change in closing deficit      $     783,717       $     783,717      $   1,128,822    $   1,058,313     $   601,569
        ==========================================================================================================================

    TRIBAND ENTERPRISE CORP.                               Amended and Restated
    (Formerly Triband Resource Corporation)
    (An Exploration Stage Company)
    NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited) (Expressed in Canadian Dollars)
    AUGUST 31, 2002

    ============================================================================

    2.  CHANGE IN ACCOUNTING POLICY (cont'd...)

        The overall effects of the change in accounting policy relating to the balances of deferred exploration expenditures as at November 30, 1997, 1998, 1999 and 2000 are as follows:

        ==========================================================================================================================
        Prior to change in policy                                       2000               1999             1998            1997
        --------------------------------------------------------------------------------------------------------------------------
        Opening deferred exploration
           costs                                               $   1,128,822      $   1,058,313    $     601,569     $        --
        Exploration expenditures
           capitalized during the year                                88,823            224,791          456,744         601,569
        Deferred exploration costs
           written off during the year                              (433,928)          (154,282)              --              --
       --------------------------------------------------------------------------------------------------------------------------
       Closing deferred exploration
           costs                                               $     783,717      $   1,128,822    $   1,058,313     $   601,569
        ==========================================================================================================================

        ==========================================================================================================================
        Restated, due to change in
        accounting policy:                          2001                2000               1999             1998            1997
        --------------------------------------------------------------------------------------------------------------------------
        Opening and closing deferred
           exploration costs               $          --       $          --      $          --    $          --     $        --
       --------------------------------------------------------------------------------------------------------------------------
        Exploration expenditures
           incurred and expensed           $      19,293       $      88,823      $     224,791    $     456,744     $   601,569
        ==========================================================================================================================

    3.  SIGNIFICANT ACCOUNTING POLICIES

        USE OF ESTIMATES

        The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from those estimates. The assets and liabilities which require management to make significant estimates and assumptions in determining carrying values include investments.

        PRINCIPLES OF CONSOLIDATION

        These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Triband Resource US Inc. (incorporated in Nevada, U.S.A.). All significant intercompany balances and transactions have been eliminated.

        CASH AND CASH EQUIVALENTS

        Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

        FINANCIAL INSTRUMENTS

        The Company's financial instruments consist of cash and equivalents, receivables, accounts payable and accrued liabilities and due to affiliated company. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

    TRIBAND ENTERPRISE CORP.                               Amended and Restated
    (Formerly Triband Resource Corporation)
    (An Exploration Stage Company)
    NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited) (Expressed in Canadian Dollars)
    AUGUST 31, 2002

    ===========================================================================

    3.  SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

        EXPLORATION AND DEVELOPMENT COSTS

        The Company has adopted the policy to expensing development and exploration costs as incurred. The Company will expense future exploration and development costs until such time as the existence of proven and probable reserves is determined, or sufficient objective evidence in the opinion of Management to support the recognition of an asset.

        PROPERTY EVALUATIONS

        The Company reviews and evaluates the carrying amounts of its mineral properties when events or changes in circumstances indicate that the carrying amount may not be recoverable. If it is determined that the net recoverable amount is significantly less than the carrying value and the impairment in value is likely to be permanent, a reduction in the carrying amount of mineral properties with a corresponding charge to operation are recorded.

        COST OF MAINTAINING MINERAL PROPERTIES

        The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

        ACQUISITION COSTS

        Acquisition costs are capitalized on properties where proven and provable reserves exist.

        ENVIRONMENTAL PROTECTION AND RECLAMATION COSTS

        The operations of the Company have been, and may be in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restorations costs. Both the likelihood of new regulations and their overall effect upon the Company may vary from region to region and are not predictable.

        The Company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

        Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against statements of operations as incurred or capitalized and amortized depending upon their future economic benefits. The Company does not anticipate any material capital expenditures for environmental control facilities because it is at an early stage of exploration. Estimated future removal and site restoration costs are considered minimal.

        PROPERTY, PLANT AND EQUIPMENT AND AMORTIZATION

        Property, plant and equipment are recorded at cost and are being amortized over their estimated useful lives using the declining balance method at rates of 20% and 30% per annum.

    TRIBAND ENTERPRISE CORP.                               Amended and Restated
    (Formerly Triband Resource Corporation)
    (An Exploration Stage Company)
    NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited) (Expressed in Canadian Dollars)
    AUGUST 31, 2002

    ===========================================================================

    3.  SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

        INVESTMENTS

        The Company's long-term investments are accounted for on the cost basis. The investments will be written-down to their estimated net realizable value when there is evidence of a decline in value below carried cost that is other than temporary.

        CAPITAL STOCK

        The proceeds from the exercise of stock options, warrants and escrow shares are credited to capital stock in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

        FOREIGN EXCHANGE

        Transaction amounts denominated in foreign currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction date. Monetary assets and liabilities are adjusted at each balance sheet date to reflect exchange rates prevailing at that date, and non- monetary assets and liabilities are translated at the historical rate of exchange. Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each year end are included in statements of operations.

        BASIC AND DILUTED LOSS PER SHARE

        Basic loss per share is calculated by dividing the net loss by the weighted average number of common shares outstanding during the year. Diluted net loss per share is calculated by dividing the net loss by the sum of the weighted average number of common shares outstanding and the dilutive common equivalent shares outstanding during the year. Common equivalent shares consist of the shares issuable upon exercise of stock options and warrants calculated using the treasury stock method. Common equivalent shares are not included in the calculation of the weighted average number of shares outstanding for diluted net loss per common share when the effect would be anti- dilutive.

        STOCK-BASED COMPENSATION

        The Company grants stock options as described in Note 8. No compensation expense is recognized when stock options are granted.

        INCOME TAXES

        Future income taxes are recorded for using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

    TRIBAND ENTERPRISE CORP.                               Amended and Restated
    (Formerly Triband Resource Corporation)
    (An Exploration Stage Company)
    NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited) (Expressed in Canadian Dollars)
    AUGUST 31, 2002

    ===========================================================================

    4. PROPERTY, PLANT AND EQUIPMENT

    =============================================================================================================================
                                                                                                  Net Book Value
                                                                             ----------------------------------------------------
                                                              Accumulated        August 31        August 31          November 30
                                               Cost          Depreciation             2002             2001                 2001
    -----------------------------------------------------------------------------------------------------------------------------
      Office furniture and equipment       $    6,984         $     3,473      $     3,511      $     3,714           $    4,425
      Computer equipment                       10,051               6,234            3,817            5,453                4,925
                                           -----------        ------------     ------------     ------------          -----------
                                           $   17,035         $     9,707      $     7,328      $     9,167           $    9,350
    =============================================================================================================================


    5.  MINERAL PROPERTIES

        The Company has entered into the following agreements to acquire interests in various mineral claims:

    ==============================================================================================================================
                                                                                August 31         August 31         November 30
                                                                                     2002              2001                2001
    ------------------------------------------------------------------------------------------------------------------------------
      Staked Claims, Nevada, U.S.A.
           A 100% interest in certain claims by staking and by entering into an option agreement. During 2001, the Company
           wrote-off previously capitalized costs to statement of
           Operations and adjusted opening deficit                              $      --        $        1           $     --
    ==============================================================================================================================



        FUTURE MINERAL PROPERTY PAYMENTS

        On certain of its Nevada claims, the Company is required to pay or incur the following to earn its 100% interest:

        a) Minimum advance royalty payments according to the following schedule:

           - US$15,000 by July 9, 2002 (US$7,500 paid and US$7,500 deferred to January 1, 2003)
           - US$20,000 by July 9, 2003
           - US$25,000 by July 9, 2004
           - US$50,000 by July 9, 2005 and each subsequent year
           - Total purchase price for the property is US$2,000,000 due on July 9, 2015. The Company's advance royalty payment beginning on July 9, 2005 will be credited against the purchase price of the property. The purchase price is also subject to adjustment for one-half of the rate of inflation according to the United States Department of Commerce Producers' Price Index.

        b) Production royalty

        If the Company places the property in production before the fifteenth year, the Company is required to pay 2.5% NSR production royalty. The production royalty payment can also be applied to the purchase price;

    TRIBAND ENTERPRISE CORP.                               Amended and Restated
    (Formerly Triband Resource Corporation)
    (An Exploration Stage Company)
    NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited) (Expressed in Canadian Dollars)
    AUGUST 31, 2002

    ===========================================================================

    5.  MINERAL PROPERTIES (cont'd..)

        c) Exploration and development work according to the following schedule:

           - Incur expenditures totaling US$20,000 by July 9, 2003
           - Incur expenditures totaling US$25,000 each by July 9, 2004
           - Incur expenditures totaling US$50,000 by July 9, 2005 and during each of the following year during the lease term.
           - The maximum required total work commitment from the date of this lease shall be $250,000.


        TITLE TO MINERAL PROPERTIES

        Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

        EXPLORATION COSTS

        The following is a summary of the exploration costs incurred during 2002 and 2001:

      =========================================================================================================================
                                                                             August 31         August 31          November 30
                                                  Nevada       General            2002              2001                 2001
      -------------------------------------------------------------------------------------------------------------------------
       Expenditures incurred during the period
            Field expenditures and others        $       1     $      --     $       1         $    2,354        $      2,355
            Geological consultants                  17,700        17,331        35,031             20,243              16,312
            Report preparation and mapping             645            --           645                626                  --
            Travel                                      --            --            --                 --                 626
                                                 ----------    ----------    ----------        -----------       -------------

                                                 $  18,346     $  17,331     $  35,677         $   23,223        $     19,293
      =========================================================================================================================

    TRIBAND ENTERPRISE CORP.                               Amended and Restated
    (Formerly Triband Resource Corporation)
    (An Exploration Stage Company)
    NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited) (Expressed in Canadian Dollars)
    AUGUST 31, 2002

    ===========================================================================

    6.  INVESTMENTS


        ===================================================================================================
                                                   August 31                 August 31         November 30
                                                        2002                      2001                2001
        ---------------------------------------------------------------------------------------------------
          Investments is comprised of:
              Pursesource, Inc.                $           1              $          1        $          1
              Clearant, Inc.                          27,564                    27,564              27,564
                                               --------------             -------------       -------------
                                               $      27,565              $     27,565        $     27,565
        ===================================================================================================

        PURESOURSE, INC.

        During the year ended November 30, 1999, the Company acquire 240,000 common shares of Puresource, Inc. ("Puresource"), a private company incorporated in the State of Washington, United States for $146,450. The investment is accounted for using the cost basis.

        Effective August 19, 1999, Puresource sold all of its assets to Clearant, Inc. ("Clearant"), a private company incorporated in the State of California, United States. As consideration, Puresource was issued 3,000,000 shares of Clearant with a fair value of $2,837,650 (US$1,900,000) or $0.95 (US$0.63) per share determined by an independent valuation at date of closing and promissory notes convertible into common shares at the discretion of Clearant totaling $1,642,850 (US$1,100,000).

        Upon completion of the sale, the shareholders of Puresource resolved to wind up the corporation. In October 2000, the Company received a distribution of assets from Puresource consisting of 29,015 Clearant shares. The distribution of assets by Puresource to its shareholders is considered a non- monetary non-reciprocal transfer and is accounted for on the basis of the recorded value of the resources transferred. As such, the 29,015 Clearant shares are recorded by the Company at $0.95 per share for a total value of $27,564. If, as and when Puresource distributes further assets to its owners prior to dissolution, the transfer will be accounted for on the same basis.

        Concurrently, the investment in shares of Puresource has been written down by $146,449 to a nominal value of $1. The balance of the investment will be written-off in the financial statements at the date of formal wind up and dissolution of the corporation.

        INDICO TECHNOLOGIES CORPORATION

        In September 1998, the Company acquired 704,225 units in Indico Technologies Corporation ("Indico"), a publicly listed company, for $761,850. Each unit consisted of one common share and one share purchase warrant to acquire an additional share for US$1.42 expiring on September 11, 2000. During the year ended November 30, 1999, the Company reclassified this investment to marketable securities in current assets, and wrote down the shares by $374,526 to their market value of $387,324. During the year ended November 30, 2000, the shares were sold for proceeds of $488,027, resulting in a net gain on sale of $100,703.

    TRIBAND ENTERPRISE CORP.                               Amended and Restated
    (Formerly Triband Resource Corporation)
    (An Exploration Stage Company)
    NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited) (Expressed in Canadian Dollars)
    AUGUST 31, 2002

    ===========================================================================

    7.  CAPITAL STOCK

            =============================================================================================
                                                                                 Numbers
                                                                               of Shares           Amount
            ----------------------------------------------------------------------------------------------
              Authorized
                Unlimited number of common shares without par value
                Unlimited number of preferred shares, issuable in series

              Common shares issued
                As at November 30, 1999                                        2,578,603     $  4,053,698
                  For cash - exercise of options                                 179,690          160,211
                  For cash - exercise of warrants                                 19,000           16,150
                                                                           --------------    -------------
              As at November 30, 2000 and 2001                                 2,777,293        4,230,059
                  For debt settlement                                            557,609           66,457
                  For cash - private placement                                 2,200,000          330,500
                  For cash - exercise of warrants                              1,380,834          180,250
                  For cash - exercise of options                                  25,000            4,250
                  For services - finder's fees                                    95,000           15,350
                  Share Issuing costs                                                 --          (15,350)
                                                                           --------------    -------------

              As at August 31, 2002                                            7,035,736     $  4,811,516
            =============================================================================================

        Effective August 22, 2001, the Company decided to consolidate its shares on a one new share for every five old shares basis. The effects of the consolidation have been applied on a retroactive basis.

        COMMON SHARES COMMITTED TO BE ISSUED

        Pursuant to a private placement completed in February 2002, the Company received $135,000 and committed to issue 1,350,000 common shares at $0.10 per share and 1,350,000 share purchase warrants entitling the holders to purchase an additional 1,350,000 common shares at a price of $0.12 per share until October 10, 2002 and at a price of $0.15 per share until October 10, 2003.

        Pursuant to a private placement completed in June 2002, the Company received $850,000 and committed to issue 895,000 common shares, including 45,000 common shares issued for finder's fee, at $0.23 per share and 895,000 share purchase warrants entitling the holders to purchase an additional 895,000 common shares at a price of $0.30 per share until June 5, 2004.

    TRIBAND ENTERPRISE CORP.                               Amended and Restated
    (Formerly Triband Resource Corporation)
    (An Exploration Stage Company)
    NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited) (Expressed in Canadian Dollars)
    AUGUST 31, 2002

    ===========================================================================

    7.  CAPITAL STOCK (cont'd...)

        STOCK OPTIONS

        The Company, in accordance with the policies of the Canadian Venture Exchange, is authorized to grant options to directors, employees and consultants, to acquire up to 10% of issued and outstanding common stock. The exercise price of each option equals the average market price of the Company's stock as calculated over the ten trading days preceding the date of grant. The options can be granted for a maximum term of 5 years. The consolidation of the Company's outstanding options on a one new for every five old basis as a result of the consolidation of the Company's common stock.

        The effects of the consolidations have been applied on a retroactive basis. The following incentive stock options and share purchase warrants were outstanding at August 31, 2002:



        ==============================================================================================================

                                               Number              Exercise
                                            of Shares                 Price              Expiry Date
        --------------------------------------------------------------------------------------------------------------
          Options                            480,000                 0.17                February 27, 2007
          Warrants                            50,000                 0.12                October 10, 2002
                                                                     0.15                October 10, 2003
          Warrants                           814,166                 0.30                June 5, 2004
        ==============================================================================================================

    8.  RELATED PARTY TRANSACTIONS

        These consolidated financial statements include transactions with related parties as follows:

        a) The Company incurred $29,592 (2001 - $10,897) to directors or companies controlled by directors for geological services which have been expensed as exploration costs.

        b) The Company incurred $45,000 (2001 - $55,000) in management, consulting fees to a director of the Company or a company controlled by the same director and $33,875 (2001 - Nil) in consulting fees to three individuals related to two directors of the Company.

        c) $340 (2001 - Nil) included in accounts payable and accrued liabilities to directors or to a company controlled by a director for geological services.

        d) In December 2001, the Company issued a total of 475,337 shares in settlement of a total debt of $47,534 due to officers, directors and consultants, at a price of $0.10 per share. In June 2002, the Company issued an additional 82,272 common shares in settlement of a total debt of $18,923 due to officers, directors and consultants, at a price of $0.23 per share. The stock prices were determined under the TSX Venture Exchange policies whereby the Company is allowed to issue shares for debt at market less 25% when the market price is below $0.50 per share but limited to minimum of $0.10 per share.

        e) $3,500 (2001 - Nil) was advanced to an individual related to a director of the Company and was repaid during the period.

        Amounts due to or from affiliated companies are unsecured, non-interest bearing, with no fixed terms of repayment.

    TRIBAND ENTERPRISE CORP.                               Amended and Restated
    (Formerly Triband Resource Corporation)
    (An Exploration Stage Company)
    NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited) (Expressed in Canadian Dollars)
    AUGUST 31, 2002

    ===========================================================================

    9.  BASIC AND DILUTED LOSS PER SHARE

        Loss per share is calculated using the weighted-average number of common shares outstanding during the fiscal year. For this purpose, share consolidations are reflected on a retroactive basis to the preceding years. The weighted-average number of common shares outstanding used to calculate loss per share are as follows:


            Nine months ended August 31, 2002             5,246,914
            Nine months ended August 31, 2001             2,777,293
            Year ended November 30, 2001                  2,777,293



        Options and warrants to purchase shares of common stock were outstanding during fiscal 2001, 2000, and 1999, but were not included in the computation of diluted loss per share. The effect of the options and warrants would be anti-dilutive, either because of the net loss in those years, or because the options exercise prices were greater than the average market prices of the common stock.

    10. INCOME TAXES

        The tax effects of temporary differences that give rise to significant components of future income tax assets and liabilities by applying the combined Canadian federal and provincial income tax rate of 44.71% (2000
        - 45.62%) are as follows:

        ===================================================================================================
                                                                  Year Ended             Year Ended
                                                                 November 30            November 30
                                                                     2001                   2000
        ---------------------------------------------------------------------------------------------------
          Net loss for the year                                 $   (679,437)         $  (1,114,168)
          Income tax recovery at combined basic
          Canadian Federal and Provincial tax rate:
              44.71% (2000 - 45.62%)                                 303,776                508,283
          Foreign tax rates differentials                            (13,707)               (30,712)
          Permanent differences                                           --                    577
          Tax benefit of losses not recognized in current year      (290,069)              (478,148)
                                                                -------------         --------------

          Income tax recovery                                   $         --          $          --
        ===================================================================================================

    TRIBAND ENTERPRISE CORP.                               Amended and Restated
    (Formerly Triband Resource Corporation)
    (An Exploration Stage Company)
    NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited) (Expressed in Canadian Dollars)
    AUGUST 31, 2002

    ===========================================================================

    10. INCOME TAXES (cont'd...)

        A reconciliation of the income tax benefit (provisions) with amounts determined by applying the Canadian income tax rates to the consolidated loss for completed financial periods is as follows:

        ========================================================================================================
                                                                   Year Ended                    Year Ended
                                                                  November 30                   November 30
                                                                      2001                          2000
        --------------------------------------------------------------------------------------------------------
           Future income tax:
              Property, plant and equipment                        $    12,200                   $     9,100
              Issuance costs                                           110,600                       112,800
              Losses available for future periods                    1,588,100                     1,480,600
                                                                   ------------                  ------------
                                                                     1,710,900                     1,602,500
                                                                   ------------                  ------------
           Valuation allowance                                      (1,710,900)                   (1,602,500)

                                                                   $        --                   $        --
        ========================================================================================================


        The above losses available for future periods include US operating losses by applying the income tax rates of 34% (2000 - 34%).

        These tax benefits have not been recognized in the consolidated financial statements, as there is no certainty that they will be utilized.

        Subject to certain restrictions, the Company has exploration and development expenditures of approximately $1,055,000 (2000 $1,055,000) and operating losses of approximately $1,548,300 (2000 $1,294,900) available to reduce future Canadian taxable income. The Company also has operating losses from US subsidiary of approximately $1,247,700 (2000 -$1,201,600) available to reduce US taxable income. These losses expire as follows:

                2002                   $ 11,000         $        --
                2003                     96,000                  --
                2004                    194,300                  --
                2005                    321,300                  --
                2006                    504,600                  --
                2007                    167,700                  --
                2008                    253,400                  --
                2017                         --             185,000
                2018                         --             483,800
                2019                         --             321,800
                2020                         --             211,000
                2021                                         46,100
                                     ----------          ----------
                                     $1,548,300          $1,247,700
                                     ==========          ==========

    TRIBAND ENTERPRISE CORP.                              Amended and Restated
    (Formerly Triband Resource Corporation)
    (An Exploration Stage Company)
    NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited) (Expressed in Canadian Dollars)
    AUGUST 31, 2002

    ===========================================================================

    11. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

        These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. Except as set out below, these financial statements also comply, in all material respects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities and Exchange Commission.

        STOCK BASED COMPENSATION

        The United States Financial Accounting Standards Board has issued Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB25"). This statement uses the intrinsic value based method whereby compensation cost is recorded for the excess, if any, of the quoted market price over the exercise price, at the date the stock options are granted. As at November 31, 2001, no compensation cost would have been recorded for any period under this method. Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("SFAS 123"), issued in October 1995, requires the use of the fair value based method of accounting for stock options. Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the exercise period.

        SFAS 123, however allows the Company to continue to measure the compensation cost of employees and directors in accordance with APB 25. Canadian generally accepted accounting principles do not require the reporting of any stock based compensation expense in the Company's financial statements.

    TRIBAND ENTERPRISE CORP.                               Amended and Restated
    (Formerly Triband Resource Corporation)
    (An Exploration Stage Company)
    NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited) (Expressed in Canadian Dollars)
    AUGUST 31, 2002

    ===========================================================================

    11. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

        STOCK BASED COMPENSATION (cont'd...)

        For compliance with United States generally accepted accounting principles, the Company uses the Black Scholes Option Pricing Model to determine the fair value of incentive stock options at the grant date. As at August 31, 2002, compensation expense totaling $786,616 has been incurred. In determining the fair value of these incentive stock options, the following assumptions were used:

        ==========================================================================================
                                                         2002             2001             2000
        ------------------------------------------------------------------------------------------
           Risk free interest rate                      5.09%               4%            6.16%
           Expected life                              5 years          5 years          5 years
           Expected volatility                           173%              68%             161%
           Expected dividends                             --               --               --
        ==========================================================================================

        The following is a summary of the status of stock options outstanding at August 31, 2002:


        ==========================================================================================================================
                                                                    Outstanding Options                    Exercisable Options
                                                                -----------------------------         ----------------------------
                                                                     Weighted
                                                                      Average      Weighted                            Weighted
                                                                    Remaining       Average                             Average
         Range of                                                 Contractual      Exercise                            Exercise
         Exercise Prices                        Number           Life (Years)         Price            Number             Price
        --------------------------------------------------------------------------------------------------------------------------
           $      0.17                         480,000                 4.50     $      0.17           480,000       $         0.17
        ==========================================================================================================================

        The consolidation of the Company's outstanding options on a one new for five old basis as a result of the consolidation of the Company's common stock. The effects of the consolidations have been applied on a retroactive basis.

    TRIBAND ENTERPRISE CORP.                               Amended and Restated
    (Formerly Triband Resource Corporation)
    (An Exploration Stage Company)
    NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited) (Expressed in Canadian Dollars)
    AUGUST 31, 2002

    ===========================================================================

    11. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

        STOCK BASED COMPENSATION (cont'd...)

        The following is a summary of the stock based compensation plan during 2002, 2001 and 2000:

        =======================================================================================================
                                                                                                 Weighted
                                                                                                  Average
                                                                            Number               Exercise
                                                                         of Shares                  Price
        -------------------------------------------------------------------------------------------------------

          Outstanding and exercisable at November 30, 1999                 241,690
          Weighted average fair value of options granted during 1999                 $  1.90
                                                                                     ========
              Granted                                                      183,000                   2.05
              Exercised                                                   (179,690)                  0.85
              Forfeited                                                         --                     --
                                                                        -----------

          Outstanding and exercisable at November 30, 2000                 245,000
          Weighted average fair value of options granted during 2000                    1.80
                                                                                     ========
              Granted                                                           --                     --
              Exercised                                                         --                     --
              Forfeited                                                    (43,000)                  1.50
                                                                        -----------

          Outstanding and exercisable at November 30, 2001                 202,000
          Weighted average fair value of options granted during 2001                 $  1.85
                                                                                     ========
              Granted                                                      505,000                   0.17
              Exercised                                                    (25,000)                  0.17
              Forfeited                                                   (202,000)                  0.37
                                                                        -----------
          Outstanding and exercisable at August 31, 2002                   480,000
                                                                        ===========
          Weighted average fair value of options granted during 2002                 $  0.17
        =======================================================================================================


        INCOME TAXES

        The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). SFAS No. 109 requires a company to recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in a company's financial statements. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the tax rates in effect in the years when the temporary differences are expected to reverse.

    TRIBAND ENTERPRISE CORP.                               Amended and Restated
    (Formerly Triband Resource Corporation)
    (An Exploration Stage Company)
    NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited) (Expressed in Canadian Dollars)
    AUGUST 31, 2002

    ===========================================================================

    11. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

        MINERAL PROPERTIES

        The Company's policy of expensing development and exploration costs except in the case where an outright property interest has been acquired has resulted in an accounting treatment for these costs which the Company considers to be, in substance, congruent with US GAAP.

        TRADING SECURITIES AND AVAILABLE-FOR-SALE SECURITIES

        Under Canadian generally accepted accounting principles, marketable securities are recorded at the lower of cost or quoted market value. Long-term investments are recorded at cost and only written down when there is evidence of a decline in value below carried value that is other than temporary. Holding gains are never recognized.

        Under Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"), unrealized holding gains and losses for trading securities are included in statements of operations. Unrealized holding gains and losses for available-for-sale securities are excluded from statements of operations and reported as a net amount in a separate component of shareholders' equity until realized.

        The fair value of the Company's investment in Indico Technologies Corporation ("Indico) (Note 7) at November 30, 1998 was $718,310, resulting in a $43,540 unrealized holding loss. Under SFAS No. 115, this loss is reported as a separate component of shareholders' equity at November 30, 1998. During the year ended November 30, 1999, this investment was reclassified as trading securities. At November 30, 1999 the fair value was $387,324, resulting in a $374,526 unrealized holding loss, which, under both SFAS No. 115 and Canadian generally accepted accounting principles, was included in statements of operations.

        COMPREHENSIVE INCOME

        SFAS No. 130, "Reporting Comprehensive Income", addresses standards for the reporting and display of comprehensive income and its components.


        Comprehensive income includes net income and other comprehensive income. Other comprehensive income represents revenues, expenses, gains and losses that are excluded from net income under United States generally accepted accounting principles.

        For the Nine months ended August 31, 2002 and 2001, there were no other items of comprehensive income.

    TRIBAND ENTERPRISE CORP.                               Amended and Restated
    (Formerly Triband Resource Corporation)
    (An Exploration Stage Company)
    NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited) (Expressed in Canadian Dollars)
    AUGUST 31, 2002

    ===========================================================================

    11. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

        RECENT ACCOUNTING PRONOUNCEMENTS

        In July, 2001, the FASB issued SFAS Nos. 141 and 142 ("FAS 141" and `FAS 142"), "Business Combinations" and "Goodwill and Other Intangible Assets." FAS 141 replaces APB 16 and eliminates pooling-of-interests accounting prospectively. It also provides guidance on purchase accounting related to the recognition of intangible assets and accounting for negative goodwill. FAS 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Under FAS 142, goodwill will be tested annually and whenever events or circumstances occur indicating that goodwill might be impaired, FAS 141 and FAS 142 are effective for all business combinations completed after June 30, 2001. Upon adoption of FAS 142, amortization of goodwill recorded for business combinations consummated prior to July 1, 2001 will cease, and intangible assets acquired prior to July 1, 2001 that do not meet the criteria for recognition under FAS 141 will be reclassified to goodwill. Companies are required to adopt FAS 142 for fiscal years beginning after December 15, 2001, but early adoption is permitted. The Company is required to adopt FAS 141 and 142 on a prospective basis as of January 1, 2002. The Company has not recorded any goodwill and, therefore, the application of FAS 141 and 142 will not have a material affect on its consolidated financial position or results of operations.

        In August 2001, the FASB issued FAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." FAS 144 replaces FAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The FASB issued FAS 144 to establish a single accounting model, based on the framework established in FAS 121, as FAS 121 did not address the accounting for a segment of a business accounted for as a discontinued operation under APB 30, "Reporting The Results of Operations - Reporting The Effects of Disposal of a Segment of a Business, and Extraordinary, Usual and Infrequently Occurring Events and Transactions." FAS 144 also resolves significant implementation issues related to FAS-121. Companies are required to adopt FAS 144 for fiscal years beginning after December 15, 2001, but early adoption is permitted. The Company will adopt FAS 144 as of January 1, 2002. The Company has determined that the application of FAS 144 will not have a material affect on its consolidated financial position or results of operations.

    TRIBAND ENTERPRISE CORP.                               Amended and Restated
    (Formerly Triband Resource Corporation)
    (An Exploration Stage Company)
    NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited) (Expressed in Canadian Dollars)
    AUGUST 31, 2002

    ===========================================================================

    11. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

        The impact of the above differences between Canadian and United States generally accepted accounting principles on statement of loss, as reported, is as follows:

        ==================================================================================================================
                                                                    Cumulative
                                                                       Amounts
                                                                          From
                                                                    October 7,
                                                                       1994 to                   Nine Months Ended
                                                                     August 31        ------------------------------------
                                                                          2002                2002              2001
        ------------------------------------------------------------------------------------------------------------------
         Loss for the period as reported                          $ (4,582,660)         $ (241,936)       $ (614,506)
                                                                  -------------         -----------       -----------
         Less:
           Compensation expense on
             granting of stock options                                (786,616)            (81,790)               --
           Acquisition of mineral
             properties                                             (1,114,061)            (15,111)          (16,100)

         Add:
           Write-off of mineral properties
             under Canadian generally
             accepted accounting
             principles                                              1,114,061              15,111            16,100
                                                                  -------------         -----------       -----------
         Loss for the period in
               accordance with United
               States generally accepted
               accounting principles                              $ (5,369,276)         $ (323,726)       $ (614,506)
        ==================================================================================================================

    TRIBAND ENTERPRISE CORP.                               Amended and Restated
    (Formerly Triband Resource Corporation)
    (An Exploration Stage Company)
    NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited) (Expressed in Canadian Dollars)
    AUGUST 31, 2002

    ===========================================================================

    11. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

        The impact of the above differences between Canadian and United States generally accepted accounting principles on the statement of deficit, as reported, is as follows:

             =============================================================================================================
                                                                                        Nine Months Ended August 31
                                                                                ------------------------------------------
                                                                                              2002                 2001
             -------------------------------------------------------------------------------------------------------------
                 Deficit, as reported                                              $    (4,582,660)     $    (4,275,793)
                                                                                   ----------------     ----------------
                 Cumulative compensation expense
                    on granting of stock options                                          (786,616)            (704,826)

                 Mineral property acquisition costs
                    expensed under United States
                    generally accepted accounting
                    principles
                                                                                                --                   (1)
                 Deferred exploration costs expensed
                    under United States generally
                    accepted accounting principles                                              --                   --
                                                                                   ----------------     ----------------

                                                                                          (786,616)            (704,827)
                                                                                   ----------------     ----------------
                 Deficit in accordance with United
                    States generally accepted
                    accounting principles                                          $    (5,369,276)     $    (4,980,620)
        ==================================================================================================================

    TRIBAND ENTERPRISE CORP.                               Amended and Restated
    (Formerly Triband Resource Corporation)
    (An Exploration Stage Company)
    NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited) (Expressed in Canadian Dollars)
    AUGUST 31, 2002

    ===========================================================================

    11. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

        The impact of the above differences between Canadian and United States generally accepted accounting principles on the statement of changes in shareholders' equity, as reported, is as follows:

        ==========================================================================================================================
                                                                                    Common             Deficit
                                                           Capital Stock            Shares         Accumulated
                                                    -------------------------    Committed          During the
                                                       Number                        To be         Exploration
                                                    of Shares         Amount        Issued               Stage           Total
        --------------------------------------------------------------------------------------------------------------------------
         Shareholders' equity as
           reported November 30,
           1999                                     2,578,603     $  4,053,698   $          --     $ (2,547,119)   $   1,506,579

         Mineral property
           acquisition costs
           expensed under
           United States
           generally accepted
           accounting principles                           --               --              --         (913,287)        (913,287)

         Compensation expense
           on granting of stock
           options                                         --          228,422              --         (228,422)              --
                                                    ----------    -------------  --------------    -------------   --------------

        Shareholders' equity in
            accordance with
            United States
            generally accepted
            accounting principles
            at November 30, 1999                    2,578,603     $  4,282,120   $          --     $ (3,688,828)   $     593,292
        ==========================================================================================================================

                                  - continued -

    TRIBAND ENTERPRISE CORP.                               Amended and Restated
    (Formerly Triband Resource Corporation)
    (An Exploration Stage Company)
    NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited) (Expressed in Canadian Dollars)
    AUGUST 31, 2002

    ===========================================================================

    11. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

        ======================================================================
          Continued

        ==========================================================================================================================
                                                                                    Common             Deficit
                                                           Capital Stock            Shares         Accumulated
                                                    -------------------------    Committed          During the
                                                       Number                        To be         Exploration
                                                    of Shares         Amount        Issued               Stage           Total
        --------------------------------------------------------------------------------------------------------------------------


         Shareholders' equity as
           reported November 30, 2000               2,777,293     $ 4,230,059    $       --        $ (3,661,287)   $   568,772

         Mineral property acquisition
           costs expensed under
           United States generally
           accepted accounting principles                  --              --            --            (413,538)      (413,538)

           Compensation expense on
           granting of stock options                       --         704,826            --            (704,826)            --
                                                    ----------    ------------    ----------       -------------    -----------
         Shareholders' equity in
           accordance with United
           States generally accepted
           accounting principles at
           November 30, 2000                        2,777,293     $ 4,934,885    $       --        $ (4,779,651)   $   155,234
        ==========================================================================================================================

    TRIBAND ENTERPRISE CORP.                               Amended and Restated
    (Formerly Triband Resource Corporation)
    (An Exploration Stage Company)
    NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited) (Expressed in Canadian Dollars)
    AUGUST 31, 2002

    ===========================================================================

    11. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)
        ======================================================================
          Continued

        ==========================================================================================================================
                                                                                    Common             Deficit
                                                           Capital Stock            Shares         Accumulated
                                                    -------------------------    Committed          During the
                                                       Number                        To be         Exploration
                                                    of Shares         Amount        Issued               Stage           Total
        --------------------------------------------------------------------------------------------------------------------------
          Shareholders' equity as
            reported November 30, 2001              2,777,293     $  4,230,059   $   125,000       $ (4,340,724)   $   14,335

          Compensation expense on
            granting of stock options                      --          704,826            --           (704,826)           --

          Shareholders' equity in
            accordance with United
            States generally
            accepted accounting
            principles at November
            30, 2001                                2,777,293     $  4,934,885   $   125,000       $ (5,045,550)   $   14,335
        ==========================================================================================================================
          Shareholders' equity as
            reported Aug. 31, 2002                  7,035,736     $  4,811,516   $        --       $ (4,582,660)   $  228,856

          Compensation expense on
            granting of stock options                      --          786,616            --           (786,616)           --
                                                   -----------    -------------  ------------      -------------   -----------
          Shareholders' equity in
            accordance with United
            States generally
            accepted accounting
            Principles at August 31,
            2002                                    7,035,736     $  5,598,132   $        --       $ (5,369,276)   $  228,856
        ==========================================================================================================================

        LOSS PER SHARE

        SFAS No. 128 "Earnings Per Share" simplifies the computation of earnings per share by replacing the presentation of primary earnings per share with a presentation of basic earnings per share, as defined. The statement requires dual presentation of basic and diluted earnings per share by entities with complex capital structures. Basic earnings per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of shares outstanding for the period. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity similar to fully diluted earnings per share.

    TRIBAND ENTERPRISE CORP.                               Amended and Restated
    (Formerly Triband Resource Corporation)
    (An Exploration Stage Company)
    NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited) (Expressed in Canadian Dollars)
    AUGUST 31, 2002

    ===========================================================================

    11. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

        The following loss per share information results under United States general accepted accounting principles:


        =====================================================================================
                                                                    2002           2001
        -------------------------------------------------------------------------------------
          Net loss for the period under United States GAAP      $ (323,726)     $ (614,506)
        -------------------------------------------------------------------------------------
          Weighted average number of shares outstanding
            under United States GAAP (adjusted for
            roll-back)                                           5,246,914       2,779,293
        -------------------------------------------------------------------------------------

          Basic loss per share                                  $    (0.06)     $    (0.22)
        =====================================================================================

        Diluted EPS has not been disclosed as the effect of the exercise of the Company's outstanding options and warrants would be anti-dilutive.

    12. CONTINGENCY

        ENVIRONMENTAL REGULATIONS

        All phases of the Company's operations are subject to environmental regulations. Environmental legislation, in the countries in which the Company is currently performing exploration work, is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened degree of responsibilities for companies and their officers, directors and employees. Although presently, compliance with such laws is not a significant factor in the Company's operations, there is no assurance that future changes in environmental regulations, if any, will not adversely affect the Company's operations.

    13. COMPARATIVE FIGURES

        Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in current year. Further, certain comparative figures were amended to reflect the retroactive adoption of the new accounting guideline AcG-11 at beginning of the period.

    14. SUBSEQUENT EVENT

        Subsequent to the quarter end, 225,000 shares were issued at the price of $0.17 upon exercise of stock options.

                                                     Amended and Restated


[BCSC LOGO] BRITISH COLUMBIA                QUARTERLY AND YEAR END REPORT
            SECURITIES COMMISSION           BC FORM 51-901F (PREVIOUSLY FORM 61)
--------------------------------------------------------------------------------

----------------------------------------
FREEDOM OF INFORMATION AND PROTECTION OF
PRIVACY ACT. THE PERSONAL INFORMATION       INCORPORATED AS PART OF
REQUESTED ON THIS FORM IS COLLECTED
UNDER THE AUTHORITY OF AND USED FOR THE        Schedule A
PURPOSE OF ADMINISTERING THE SECURITIES
ACT. QUESTIONS ABOUT THE COLLECTION OR      X  Schedules B and C
USE OF THIS INFORMATION CAN BE DIRECTED        (Place X in appropriate category)
TO THE SUPERVISOR, FINANCIAL REPORTING
(604-899-6731). P.O. BOX 10142, PACIFIC
CENTRE, 701 WEST GEORGIA STREET,
VANCOUVER, BC V7Y 1L2. TOLL FREE IN
BRITISH COLUMBIA 1-800-373-6393.
----------------------------------------

--------------------------------------------------------------------------------

ISSUER DETAILS

NAME OF ISSUER                    FOR QUARTER ENDED             DATE OF REPORT
                                                                   YY/MM/DD
Triband Enterprise Corp.          August 31, 2002                  03/02/06
--------------------------------------------------------------------------------

ISSUER'S ADDRESS

  Suite 903 - 1485 West 6th Avenue
--------------------------------------------------------------------------------
CITY         PROVINCE      POSTAL CODE    ISSUER FAX NO.    ISSUER TELEPHONE NO.

Vancouver     BC           V6H 4G1        604-714-0879      604-331-0096
--------------------------------------------------------------------------------
CONTACT PERSON                 CONTACT'S POSITION          CONTACT TELEPHONE NO.

 Albert Wu                        Accountant                  604-331-0096
--------------------------------------------------------------------------------
CONTACT EMAIL ADDRESS                  WEB SITE ADDRESS

--------------------------------------------------------------------------------

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

                                                             DATE SIGNED
DIRECTOR'S SIGNATURE            PRINT FULL NAME                YY/MM/DD

  "Gray Freeman"                      Gary Freeman             03/02/06


                                                             DATE SIGNED
DIRECTOR'S SIGNATURE            PRINT FULL NAME                YY/MM/DD

  "William Green"                     William Green            03/02/06

                                                     Amended and Restated

TRIBAND ENTERPRISE CORP.
SCHEDULE B - SUPPLEMENTARY INFORMATION
AUGUST 31, 2002

(1)  Analysis of exploration expenses

     See Note 5 of the consolidated financial statements.

(2)  Related parties transactions

     See Note 8 of the consolidated financial statements and Schedule B under Results of Operations.

(3a) Summary of securities issued during the period

        Date         Type     Type of Issue                Number     Price      Proceeds      Consideration     Issue Costs
        ----         ----     -------------                ------     -----      --------      -------------     -----------
     10-Dec-01     Common     Shares for debt              475,337    $ 0.10          N/A     Debt for $47,534          Nil
      1-Feb-02     Common     Private placement          1,350,000    $ 0.10    $ 135,000                 Cash     $  5,000
      1-Feb-02     Warrants   Private placement          1,350,000       N/A          N/A                  N/A          Nil
      1-Feb-02     Common     Finder's fees                 50,000    $ 0.10          N/A             Services          Nil
     22-Feb-02     Common     Warrants exercised           200,000    $ 0.12    $  24,000                 Cash          Nil
     25-Feb-02     Common     Warrants exercised           200,000    $ 0.12    $  24,000                 Cash          Nil
      8-Mar-02     Common     Warrants exercised           200,000    $ 0.12    $  24,000                 Cash          Nil
      6-Mar-02     Common     Warrants exercised           150,000    $ 0.12    $  18,000                 Cash          Nil
      4-Apr-02     Common     Warrants exercised            30,000    $ 0.12    $   3,600                 Cash          Nil
     24-May-02     Common     Warrants exercised           150,000    $ 0.12    $  18,000                 Cash          Nil
     14-Jun-02     Common     Shares for debt               82,272    $ 0.23          N/A     Debt for $18,923          Nil
     14-Jun-02     Common     Private placement            850,000    $ 0.23    $ 195,500                 Cash     $ 10,350
     14-Jun-02     Common     Finder's fees                 45,000    $ 0.23    $  10,350             Services          Nil
     14-Jun-02     Warrants   Private placement            895,000       N/A          N/A                  N/A          Nil
     14-Jun-02     Common     Warrants exercised            80,834    $ 0.30    $  24,250                 Cash          Nil
     14-Jun-02     Common     Warrants exercised           250,000    $ 0.12    $  30,000                 Cash          Nil
      6-Aug-02     Common     Stock option exercised        25,000    $ 0.17    $   4,250                 Cash          Nil
      6-Aug-02     Common     Warrants exercised           120,000    $ 0.12    $  14,400                 Cash          Nil

(3b) Summary of options granted

        Date        Number        Optionee         Price     Expiry Date
        ----        ------        --------         -----     -----------
     27-Feb-02     250,000     Gary Freeman         0.17      27-Feb-07
     27-Feb-02      90,000     Jerry Pogue          0.17      27-Feb-07
     27-Feb-02      50,000     Michael Bartlett     0.17      27-Feb-07
     27-Feb-02      25,000     Sam Szajman          0.17      27-Feb-07
     27-Feb-02      65,000     William Green        0.17      27-Feb-07
     27-Feb-02      25,000     Kathleen Martin      0.17      27-Feb-07
                   -------
                   505,000
                   =======

(4)  Summary of securities as at the end of the period

     See Note 7 of the consolidated financial statements.

(5)  List of directors and officers at end of the period

     Jerry G. Pogue, Director
     Michael L. Bartlett, Director
     Gary R. Freeman, Director and President
     William R. Green, Director

                                                            Amended and Restated

SCHEDULE C - MANAGEMENT DISCUSSION & ANALYSIS

INTRODUCTION

Triband Enterprise Corp. (formerly Triband Resource Corporation) is a natural resource corporation engaged in the acquisition and exploration of mineral properties in the United States. In April 2000, the Company completed a filing with the Canadian Venture Exchange regarding the Company's intention to change its business and as a result, the Exchange issued a cease trade order until the filing was reviewed and approved on August 8, 2000. To date, the Company has not yet changed its business and decided to maintain its principal activity in the exploration of mineral properties.

This Management Discussion & Analysis summarizes the activities of the Company to date, and provides financial information for the each quarter ended February 28, 2002, May 31, 2002 and August 31, 2002 respectively.

WHISKY CANYON

     FOR THE PERIOD FROM DECEMBER 1, 2001 TO FEBRUARY 28, 2002

     The Company has resumed its exploration activities and fulfilled its work commitments in the Whisky Canyon project in Nevada. The Company has acquired new information about this area and will be formulating an exploration plan for this summer.

     FOR THE PERIOD FROM MARCH 1, 2002 TO MAY 31, 2002

     The Company has resumed its exploration activities and fulfilled its work commitments in the Whisky Canyon project in Nevada. The Company has acquired new information about this area and will be formulating an exploration plan for this summer.

     FOR THE PERIOD FROM JUNE 1, 2002 TO AUGUST 31, 2002

     The Company has resumed its exploration activities and fulfilled its work commitments in the Whisky Canyon project in Nevada. The Company has acquired new information about this area and is formulating an exploration plan. During the quarter, the Company paid US$7,500 against a property payment of US$15,000 due on July 9, 2002 in respect of the Betty O'Neal claims. The Company reached an agreement with the property owner of the Betty O'Neal claims to defer the balance of the property payment due being US$7,500 until January 1, 2003.

     FOR THE PERIOD FROM SEPTEMBER 1, 2002 TO FEBRUARY 6, 2003

     On January 28, 2003, the Company announced it will initiate exploration on its Lewis property in 2003. The Lewis property consists of the 100% owned BET claims covering 450 acres and the Betty O'Neal group, currently under option, covering 330 acres.

MANAGEMENT

In July 2002, Mr. Sam Szajman resigned as director of the Company.

                                                            Amended and Restated

RESULTS OF OPERATION

     FOR THE PERIOD FROM DECEMBER 1, 2001 TO FEBRUARY 28, 2002

     The net loss for the three months ended February 28, 2002 was $44,389 or $0.01 per share in comparison with $448,370 or $0.16 per share for the same period last year, after giving effect of the roll-back of 5 for 1 retroactively. The decrease in loss was mainly due to the absence of write down by way of impairment of mineral properties in the current quarter.

     During the quarter, the Company incurred $6,173 in exploration costs as the Company has adopted the new accounting policy. The Company will expense all exploration costs as incurred.

     During the quarter, the Company paid $15,000 to a private company controlled by Mr. Gary Freeman for his management services which include day to day overseeing and directing all activities in the Company. The same amount was paid in the prior period and was included in consulting fees. In January 2002, the Company filed 20F with Securities and Exchange Commission in the United States, incurring $3,841 in fees which is included in "Listing and Transfer Agent Fees" totaling $6,863 for the quarter. The balance of $3,022 represents filing and exchanges fees paid to regulatory authorities in Canada. The Company also spent $6,173 in exploration which includes $5,712 paid to a director and a company controlled by this director who planned, supervised, and directed all exploration and joint venture activities.

     In comparison with the quarter ended November 30, 2001, the Company incurred $20,542 less in expenditures. The reduction of loss mainly was the result of reduction of consulting fees of $6,392, investor relations expenses of $5,231, professional fees of $7,290, and office and general expenses of $3,883.

     FOR THE PERIOD FROM MARCH 1, 2002 TO MAY 31, 2002

     The net loss for the six months ended May 31, 2002 was $122,803 or $0.03 per share in comparison with $505,033 or $0.18 per share for the same period last year, after giving effect of the roll-back of 5 for 1. The decrease in loss was mainly due to the absence of write down by way of impairment of mineral properties and exploration costs.

     During the six months ended May 31, 2002, the Company incurred $18,850 in exploration costs as the Company has adopted the new accounting policy. The Company will expense all exploration costs as incurred. The $18,850 in exploration mainly consisted of fees paid to geological consultants for their time in compiling geological data and conducting reviews on mineral properties.

     During the six months ended May 31, 2002, the Company paid $30,000 to a private company controlled by Mr. Gary Freeman for his management services for overseeing and directing the business of the Company. The same amount was paid in the prior six-month period and was included in consulting fees. The Company also incurred $37,261 in consulting fees which included $5,771 for accounting fees, $14,340 for para-legal services such as filing with TSX and B. C. Securities Commission, and $16,000 for administrative services. Other major expenditure was $9,857 in professional fees which included $6,000 fees for the auditors and $3,857 for legal fees.

     During the quarter ended May 31, 2002, the Company had a loss of $78,414 in comparison with $44,389 for the last quarter ended February 28, 2002. The increase of loss of $34,025 was mainly due to the increase in:

     (1) Consulting fees of $23,531 for reorganizing corporate records and other secretarial and administrative services;
     (2) Exploration costs of $6,504 for a geologist's time in seeking for new mineral properties;

                                                            Amended and Restated

     (3) Professional fees of $5,351for fees paid to lawyers in Canada and United States.

     FOR THE PERIOD FROM JUNE 1, 2002 TO AUGUST 31, 2002

     The net loss for the nine months ended August 31, 2002 was $241,936 or $0.05 per share in comparison with $614,506 or $0.22 per share for the same period last year, after giving effect of the roll-back of 5 for 1. The decrease in loss was mainly due to significantly smaller impairment of mineral properties costs and exploration costs. During the period, the Company incurred $18,346 in exploration costs as the Company has adopted the new accounting policy. The Company will expense all mineral properties costs and exploration costs as incurred. The $18,346 in exploration mainly consisted of fees paid to geological consultants. During the period, the Company wrote down the acquisition costs of the mineral properties by an amount of $15,111 as impairment of mineral properties.

     During the nine months ended August 31, 2002, the Company paid $45,000 to a private company controlled by Mr. Gary Freeman for his management services for overseeing and directing the business of the Company. The same amount was paid in the prior period and was included in consulting fees. The Company also incurred $56,322 in consulting fees which included $3,832 for accounting fees, $21,340 for para-legal services such as filings with TSX Venture Exchange and B. C. Securities Commission, and $31,150 for administrative services. Other major expenditure was $22,828 in professional fees which included $14,000 fees for the auditors and $8,828 for legal fees.

     During the three months ended August 31, 2002, the Company had a loss of $119,133 in comparison with $78,414 for the quarter ended May 31, 2002. The increase of loss of $40,719 was mainly due to increase of the following expenses net of reduction of consulting fees of $11,335:

     (1) Investor relations of $11,974 which mainly consist of fees paid to consultants for designing and creating a company's web site;
     (2) Exploration costs of $4,150 for a geologist's time in seeking for new mineral properties;
     (3) Travel of $7,356 for business trips;
     (4) Listing and transfer agent fees of $5,149; and
     (5) Impairment of mineral properties of $15,111, which included $11,491 property payments and $3,620 mining claim recording fees paid for the existing Betty O'Neal claims in Nevada

FINANCING

     FOR THE PERIOD FROM DECEMBER 1, 2001 TO FEBRUARY 28, 2002

     During the period, the Company issued a total of 475,337 shares in settlement for a total debt of $47,534 due to officers, directors and consultants at the price of $0.10 per share. The stock prices was determined under the TSX Venture Exchange policies whereby the Company is allowed to issue shares for debt at market less 25% when the market price is below $0.50 per share but limited to minimum of $0.10 per share.

     The Company completed a private placement of 1,350,000 shares at the price of $0.10 per unit. Each unit consist of one common share and one share purchase warrant which entitling the holder to purchase one common share at the price of $0.12 per share for a period of one year and at $0.15 after one year from the closing of the private placement. A total of 50,000 common shares were issued as finder's fee at the price of $0.10 per share.

     During the period, 400,000 purchase warrants were exercised at the price of $0.12 per share.

                                                            Amended and Restated

     In February 2002, the Company cancelled all previously outstanding stock options and granted 505,000 incentive stock options at the price of $0.17 per share until February 27, 2007.

     FOR THE PERIOD FROM MARCH 1, 2002 TO MAY 31, 2002

     During the quarter, a total of 530,000 purchase warrants were exercised at the price of $0.12 per share.

     FOR THE PERIOD FROM JUNE 1, 2002 TO AUGUST 31, 2002

     On June 14, 2002, the Company issued an additional 82,272 common shares to settle a total debt of $18,923 at the price of $0.23 per share. The stock prices were determined under the TSX Venture Exchange policies whereby the Company is allowed to issue shares for debt at market less 25% when the market price is below $0.50 per share but limited to minimum of $0.10 per share.

     During the period, a total of 370,000 purchase warrants were exercised at the price of $0.12 per share. Total purchase warrants exercised during the nine months ended August 31, 2002 was 1,300,000, leaving 50,000 unexercised as of September 30, 2002.

     In June 2002, the Company completed another financing for 850,000 units at the price of $0.23 per unit. Each unit consists of one common share and one purchase warrant exercisable at the price of $0.30 per share until June 5, 2004. A finder's fee of 45,000 units was paid for this private placement. During the quarter, 80,834 warrants were exercised at the price of $0.30 per share.

     During the quarter, 25,000 stock options were exercised at the price of $0.17 per share.

     FOR THE PERIOD FROM SEPTEMBER 1, 2002 TO FEBRUARY 6, 2003

     On January 23, 2003, the Company granted 200,000 stock options to the president and a consultant of the Company at an exercise price of $0.24 per share.

     In January 2003, a total of 225,000 stock options were exercised at the price of $0.17 per share.

     INVESTOR RELATIONS

     Currently, the Company does not have an outside consultant to look after investor relations.